EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

MEDICINOVA, INC.,

ABSOLUTE MERGER, INC.

AND

AVIGEN, INC.

Dated as of August 20, 2009

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page
8.6.	Severability	69
8.7.	Other Remedies; Specific Performance	69
8.8.	Governing Law	69
8.9.	Jurisdiction	70
8.10.	Rules of Construction	70
8.11.	Assignment	70
8.12.	Waiver of Jury Trial	70

-iv-

TABLE OF CERTAIN DEFINED TERMS

	$59	Confidentiality Agreement	49
401(k) Plan	51	Contingent Payment Right	63
Acquiring Person	31, 53	Contract	64
Acquisition Proposal	60	Controlled Group Affiliate	27
Action	52	Convertible Note	64
Additional Assets	60	Convertible Notes Consideration	3
Additional Liabilities	61	Convertible Notes Election	3
Agreement	1	Current Policy	53
Appraisal Rights	8	Dechert	2
Avigen Representative	61	Demand Amount	9
Avigen Representative Objection	9	Demand Certificate	9
Burdensome Condition	50	DGCL	1
Business Day	61	Dissenting Shares	8
Cash Consideration	3	Distribution Date	31
Cash Election	3	dollars	59
Certificate of Merger	1	Drug Regulatory Agency	24
Certificates	6	Effect	62
Change of Recommendation	48	Election	4
Closing	2	Election Deadline	5
Closing Date	2	Employee	26
COBRA	61	Employee Agreement	26
Code	6	End Date	57
Company	1	Environmental Laws	29
Company Balance Sheet	61	ERISA	64
Company Board Recommendation	45	Escrow Account	64
Company Charter Documents	14	Exchange Act	17
Company Common Stock	61	Exchange Agent	5
Company Disclosure Letter	13	Exchange Agent Agreement	5
Company Employee Plan	26	Exchange Fund	5
Company Financials	18	FDA	24
Company Material Adverse Effect	62	FDCA	24
Company Options	3	First Payment Consideration	64
Company Permits	23	Form of Election	4
Company Preferred Stock	14	GAAP	18
Company Product Candidates	24	Genzyme Agreement	40
Company Regulatory Permits	24	Genzyme Settlement Amount	64
Company Right	3	GLP	24
Company Rights Agreement	3	Governmental Entity	17
Company Scheduled Contract	62	herein	59
Company SEC Reports	18	hereof	59
Company Share	3	hereto	59
Company Stock Plans	3	hereunder	59
Company Stockholders’ Meeting	30	Holder	4
Company Warrants	3	include	59

-v-

includes	59	Parent Stock Plans	33
including	59	Parent Stockholders’ Meeting	38
Indemnified Party	52	Parent Warrants	33
Indenture	64	parties	59
Independent Accountants	10	party	59
Intellectual Property	21	Permits	23
Intellectual Property Contracts	22	Permitted Liens	66
Knowledge	64	Person	66
Ladenburg	37	Proxy Statement/Prospectus	30
Ladenburg Agreement	37	RBC	25
Leased Real Property	28	RBC Agreement	25
Leases	28	Registered	66
Legal Requirements	64	Registration Statement	30
Letter of Transmittal	6	Required Company Stockholders	17
Licensed Intellectual Property	22	Required Parent Stockholders	34
Liens	65	Sarbanes-Oxley Act	19
Made Available	65	Scheduled Intellectual Property	21
Maximum Amount	53	SEC	17
Merger	1	Second Payment Consideration	66
Merger Consideration	3	Securities Act	18
Merger Effective Time	65	Selected Amount	10
Merger Sub	1	Shares Acquisition Date	31
Merger Sub Charter Documents	32	Subsidiary	66
Merger Sub Common Stock	4	Superior Offer	66
Nasdaq	19	Surviving Corporation	1
Non-Election Shares	3	Surviving Corporation Common Stock	4
Parent	1	Targeted First Payment Cash Amount	64
Parent Balance Sheet	65	Tax	67
Parent Board Recommendation	46	Tax Return	67
Parent Charter Documents	32	Tax Sharing Agreement	67
Parent Common Stock	65	Taxes	67
Parent Disclosure Letter	32	Taxing Authority	67
Parent Financials	36	Third Party	67
Parent Material Adverse Effect	65	Trade Secrets	21
Parent Options	33	Transaction	31
Parent Parties	1	Trust Agreement	67
Parent Preferred Stock	33	Voting Debt	16
Parent Right	33	without limitation	59
Parent SEC Reports	35

-vi-

INDEX OF EXHIBITS

Exhibit A	Exchange Agent Agreement
Exhibit B	Escrow Agreement
Exhibit C	Company Disclosure Letter
Exhibit D	Parent Disclosure Letter
Exhibit E	Confidentiality Agreement
Exhibit F	Releases
Exhibit G	Amendment to Management Transition Plan
Exhibit H	Contingent Payment Right
Exhibit I	Indenture governing the Convertible Notes
Exhibit J	Trust Agreement

-vii-

AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of August 20, 2009, by and among MediciNova, Inc., a Delaware corporation (“Parent”), Absolute Merger, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent (“Merger Sub” and together with Parent, the “Parent Parties”) and Avigen, Inc., a Delaware corporation (the “Company”).

RECITALS

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each deemed it advisable and in the best interests of their respective companies and stockholders that Parent, Merger Sub and the Company consummate the business combination and other transactions provided for herein;

     WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have each approved, in accordance with the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) this Agreement and the transactions contemplated hereby, including the Merger (as defined herein);

     WHEREAS, the respective Boards of Directors of Parent and the Company have each resolved to recommend to the respective stockholders of Parent and the Company the approval of the Merger;

     WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger;

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I
THE MERGER

     1.1. The Merger. Upon the terms and subject to the conditions hereof, at the Merger Effective Time (as defined below), Merger Sub shall be merged with and into the Company (the “Merger”) and the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) of the Merger in accordance with the DGCL. The Merger shall become effective upon the filing of the certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL, or at such other time as Merger Sub and the Company shall agree should be specified in the Certificate of Merger, which filing shall be made as soon as practicable on the Closing Date (as defined below). The Merger shall, at the Merger Effective Time, be effected pursuant to the terms provided herein, in the Certificate of Merger and in the applicable provisions of the DGCL.

     1.2. Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dechert LLP, located at 1775 I Street, N.W., Washington, D.C., at a time and date to be specified by the parties, which shall be no later than the second Business Day after the satisfaction or written waiver of the conditions set forth in Article VI (other than those that by their terms are to be satisfied or waived at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or waiver of such conditions at the Closing), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date.”

     1.3. Effect of the Merger. At the Merger Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL, including Section 259 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Merger Effective Time, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     1.4. Organizational Documents.

     (a) At the Merger Effective Time, the certificate of incorporation of the Company as the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Merger Effective Time, except that Article I of the Certificate of Incorporation of the Surviving Corporation shall read as follows: “The name of this corporation is Avigen, Inc.”

     (b) At the Merger Effective Time, the Bylaws of the Company as the Surviving Corporation shall be amended and restated to read the same as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time (except that all references to Merger Sub in the Bylaws of the Surviving Corporation shall be changed to refer to Avigen, Inc.), until amended thereafter in accordance with applicable Legal Requirements.

     1.5. Directors and Officers. The directors and officers of Merger Sub immediately prior to the Merger Effective Time shall be the directors and officers of the Surviving Corporation, who shall hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, in any case in the manner provided in the certificate of incorporation and bylaws of the Surviving Corporation and in accordance with applicable Legal Requirements.

     1.6. Effect of the Merger on the Capital Stock of the Company. Subject to the terms and conditions of this Agreement and the DGCL, at the Merger Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or holders of any shares of capital stock or other securities of the Company, the following shall occur:

     (a) Company Common Stock. Subject to Section 1.6(c), each “Company Share,” which shall consist of a share of Company Common Stock and the associated preferred share purchase right (a “Company Right”) issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Co. LLC, dated as of November 21, 2008 (the “Company Rights Agreement”), that is outstanding immediately prior to the Merger Effective Time, will be cancelled and extinguished and (other than any Dissenting Shares (as defined below)) automatically converted into the right to receive the following, without interest:

     (i) (A) for each Company Share with respect to which an election to receive cash has been effectively made and not revoked or deemed revoked pursuant to Section 1.9 (a “Cash Election”), the right to receive in cash from Parent an amount equal to the First Payment Consideration and the Second Payment Consideration, if any (collectively, the “Cash Consideration”); or

(B)	for each Company Share with respect to which an election to receive Convertible Notes has been effectively made and not revoked or deemed revoked pursuant to Section 1.9 (a “Convertible Notes Election”), the right to receive from Parent one Convertible Note with a face value equal to the First Payment Consideration and the Second Payment Consideration, if any (collectively, the “Convertible Notes Consideration”); or

(C)	for each Company Share other than shares as to which a Convertible Notes Election or a Cash Election has been effectively made and not revoked or deemed revoked pursuant to Section 1.9 (collectively, the “Non-Election Shares”), the right to receive from Parent (a) cash equal to 50% of the First Payment Consideration and the Second Payment Consideration, if any, and (b) Convertible Notes with a face value equal to 50% of the First Payment Consideration and the Second Payment Consideration, if any; and

     (ii) for each Company Share, the right to receive one Contingent Payment Right.

As used herein, the term “Merger Consideration”, refers, as applicable, to either (A) the combination of the Convertible Notes Consideration and one Contingent Payment Right, (B) the combination of the Cash Consideration and one Contingent Payment Right or (C) the combination of Cash Consideration and Convertible Notes Consideration and one Contingent Payment Right, all as elected or designated in accordance with Section 1.9.

     (b) Company Options and Company Warrants. All of the Company’s unexercised and outstanding options (the “Company Options”) issued and outstanding immediately prior to the Merger Effective Time under the Company’s 2006 Incentive Stock Option Plan, 2000 Equity Incentive Plan, 1996 Equity Incentive Plan, 1996 Non-Employee Directors’ Stock-Option Plan and any other plan or agreement pursuant to which Company Options have been issued by the Company (the “Company Stock Plans”) and, to the extent cancelable unilaterally by the Company in the Merger, all of the Company’s unexercised and outstanding warrants (the “Company Warrants”) shall be cancelled at or prior to the Merger Effective Time, and any holders of a Company Option or Company Warrant shall cease to have any rights with respect thereto. The Surviving Corporation shall have no duty to assume any obligations under the Company Options or Company Warrants or to provide any substitute benefit for the securities that would have been provided upon exercise of the Company Options or Company Warrants except to the extent a Company Warrant is not cancelable unilaterally by the Company in the Merger, in which case such Company Warrant shall become a warrant for the amount of Merger Consideration which would have been payable if such Company Warrant had been exercised, and a Cash Election had been made, prior to the Closing. At or prior to the Merger Effective Time, the Company agrees to take all necessary action to effect the termination of (i) all outstanding Company Options, (ii) the Company Stock Plans and (iii) all outstanding Company Warrants cancelable unilaterally by the Company in the Merger.

     (c) Cancellation of Treasury and Parent Owned Stock. Each Company Share, if any, held by the Company or Parent or any direct or indirect wholly-owned Subsidiary of Parent immediately prior to the Merger Effective Time shall be canceled and extinguished without any conversion thereof.

     1.7. No Fractional Notes. No fraction of a Convertible Note shall be issued pursuant to the issuance of Merger Consideration.

     1.8. Capital Stock of Merger Sub. Each share of Merger Sub’s common stock, par value $0.001 (the “Merger Sub Common Stock”), issued and outstanding immediately prior to the Merger Effective Time shall be converted into one fully paid and non-assessable share of the Surviving Corporation’s common stock, par value $0.001 per share (the “Surviving Corporation Common Stock”). Following the Merger Effective Time, each certificate evidencing ownership of shares of Merger Sub Common Stock shall evidence ownership of the same number of shares of the Surviving Corporation Common Stock.

     1.9. Surrender of Certificates.

     (a) Election Procedures. Each holder of record of shares of Company Common Stock (“Holder”) shall have the right, subject to the limitations set forth in this Article I, to submit an election in accordance with the following procedures:

     (i) Each Holder may specify in a request made in accordance with the provisions of this Section 1.9 (herein called an “Election”) (i) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Convertible Notes Election and (ii) the number of shares of Company Common Stock owned by such Holder with respect to which such Holder desires to make a Cash Election.

     (ii) Parent shall prepare a form reasonably acceptable to the Company (the “Form of Election”) which shall be mailed to Holders so as to permit the exercise of their right to make an Election prior to the Election Deadline. Parent shall make the Form of Election initially available not less than twenty (20) Business Days prior to the anticipated Election Deadline and shall use its commercially reasonable efforts to make available as promptly as possible a Form of Election to any Holder who requests such Form of Election following the initial mailing of the Forms of Election and prior to the Election Deadline.

     (iii) Any Election shall have been made properly only if the person authorized to receive Elections and to act as exchange agent under this Agreement, which person or persons shall be a bank or trust company selected by Parent with the consent of the Company, such consent not to be unreasonably withheld (the “Exchange Agent”), pursuant to an agreement substantially in the form of Exhibit A hereto (the “Exchange Agent Agreement”) entered into prior to the mailing of the Form of Election to Holders, shall have received, by the Election Deadline, a Form of Election properly completed and signed. As used herein, unless otherwise agreed in advance by the parties, “Election Deadline” shall mean 5:00 p.m. New York City time on the date of the Company Stockholders’ Meeting. Parent and the Company shall cooperate to issue a press release reasonably satisfactory to each of them announcing the date of the Election Deadline not more than fifteen (15) Business Days before, and at least five (5) Business Days prior to, the Election Deadline.

     (iv) Any Holder that has previously made a valid Election may, at any time prior to the Election Deadline, change or revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline accompanied by a properly completed and signed revised Form of Election. Subject to the terms of the Exchange Agent Agreement, if Parent shall determine in its reasonable discretion that any Election is not properly made with respect to any shares of Company Common Stock (neither Parent nor Company nor the Exchange Agent being under any duty to notify any stockholder of any such defect), such Election shall be deemed to be not in effect, and the shares of Company Common Stock covered by such Election shall, for purposes hereof, be deemed to be Non-Election Shares, unless a proper Election is thereafter timely made.

     (v) Any Holder may, at any time prior to the Election Deadline, revoke his or her Election by written notice received by the Exchange Agent prior to the Election Deadline. All Elections shall be automatically deemed revoked upon termination of this Agreement in accordance with Article VII.

     (vi) Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing the validity of the Forms of Election and compliance by any Holder with the Election procedures set forth herein.

     (b) Deposit of Merger Consideration. At or prior to the Merger Effective Time, (i) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, a number of Convertible Notes sufficient to deliver, and Parent shall instruct the Exchange Agent to timely deliver, the aggregate Convertible Notes Consideration, (ii) Company shall deposit, or shall cause to be deposited, with the Exchange Agent immediately available funds equal to the aggregate amount of Cash Consideration required to be paid in connection with actual or deemed Cash Elections (collectively, the “Exchange Fund”) and with the Trustee under the Trust Agreement immediately available funds equal to the initial principal amount of Convertible Notes required to be issued in connection with actual or deemed Convertible Notes Elections and (iii) Parent shall instruct the Exchange Agent to timely pay such aggregate First Payment Consideration owing to Holders electing the Cash Consideration. Company also shall deposit $1,500,000 plus the amount by which the aggregate cash liquidation proceeds of the Company’s marketable securities and restricted investments held as of June 30, 2009 that are available as of the Closing Date exceed $28,021,000 with the Escrow Agent and Parent shall instruct the Escrow Agent to timely pay such amounts (as well as any Additional Assets) in accordance with Section 1.15 hereof. Parent shall use its commercially reasonable efforts to maximize the amount of Additional Assets, shall deposit all Additional Assets with the Escrow Agent as promptly as practicable following receipt in cash and shall provide timely notice to Avigen Representative of the deposit of such Additional Assets.

     (c) Delivery of Merger Consideration.

     (i) As soon as reasonably practicable after the Merger Effective Time, the Exchange Agent shall mail to each Holder whose shares were converted into the right to receive the Merger Consideration pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to certificates which immediately prior to the Merger Effective Time represented outstanding shares of Company Common Stock (the “Certificates”) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s))) (the “Letter of Transmittal”) and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration upon surrender of such Certificate.

     (ii) Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder shall be entitled to receive, promptly after the Merger Effective Time, the Merger Consideration (elected or deemed elected by it, subject to, and in accordance with Sections 1.6 and 1.9) in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Merger Effective Time, for all purposes, only the right to receive, without interest, the applicable Merger Consideration upon surrender of such Certificate in accordance with this Article I.

     (iii) In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of the Company, the proper amount of cash and/or Convertible Notes shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the reasonable satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the date referred to in Section 1.9(e), Parent) shall be entitled to deduct and withhold from any cash portion of the Merger Consideration and any other cash amounts otherwise payable pursuant to this Agreement to any Holder such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Internal Revenue Code of 1986, as amended, (the “Code”) or any provision of state, local or foreign Tax law, with respect to the making of such payment. To the extent the amounts are so deducted and withheld by the Exchange Agent or Parent, as the case may be, and paid or to be paid to the appropriate Taxing Authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

     (iv) After the Merger Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Merger Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Merger Effective Time. If, after the Merger Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 1.6 and the procedures set forth in this Section 1.9.

     (v) Any portion of the Exchange Fund that remains unclaimed by Company stockholders as of the date referred to in Section 1.9(e) shall be paid to Parent. Any former Company stockholders who have not theretofore complied with this Section 1.9 shall thereafter look only to Parent with respect to the Merger Consideration and any unpaid distributions on Convertible Notes deliverable in respect of each share of Company Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, Company, the Exchange Agent or any other person shall be liable to any former Company stockholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (d) No Liability. Notwithstanding anything to the contrary in this Section 1.9, neither the Exchange Agent, the Surviving Corporation nor any party hereto shall be liable to a Holder of a Certificate for any Convertible Notes or cash paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

     (e) Termination of Exchange Agent’s Responsibilities. Any Holders that do not surrender such Certificates to the Exchange Agent on or prior to the 1st Business Day of the twentieth (20th) calendar month following the Merger Effective Time shall look only to Parent to provide them with the Merger Consideration to which such Holders would be entitled. If any Certificate shall not have been surrendered prior to the fifth anniversary of the Closing (or immediately prior to such earlier time as such amounts would otherwise escheat to or become property of any Governmental Entity), such shares shall become, to the extent permitted by law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

     (f) Accrued Interest on the Merger Consideration. No interest shall accrue on the Merger Consideration.

     1.10. No Further Ownership Rights in Company Shares. All Convertible Notes issued and cash paid upon the surrender of Certificates in accordance with the terms of this Article I shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares, including shares of Company Common Stock, theretofore represented by such Certificates, and at the close of business on the day of the Merger Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the records of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Merger Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Article I.

     1.11. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the Holder thereof, the applicable Merger Consideration to which such Holder is entitled pursuant to Section 1.6; provided, however, that the Exchange Agent may, as a condition precedent to the issuance and payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent, the Company, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

     1.12. Further Action. The parties hereto shall execute and deliver such certificates and other documents and take such other actions as may be reasonably necessary or appropriate in order to effect the Merger, including, but not limited to, making filings, recordings or publications required under the DGCL. If, at any time after the Merger Effective Time, any further action is necessary to vest in the Surviving Corporation the title to all property or rights of Merger Sub or the Company, the authorized officers of the Surviving Corporation are fully authorized in the name of Merger Sub or the Company, as the case may be, to take, and shall take, any and all such lawful action.

     1.13. Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Merger Effective Time held by Holders who are entitled to demand and properly demand appraisal of such shares of Company Common Stock (“Dissenting Shares”), pursuant to, and who comply in all respects with, Section 262 of the DGCL (the “Appraisal Rights”), shall not be converted into the right to receive the Merger Consideration, but shall be converted into the right to receive such consideration as may be due such Holder pursuant to Section 262 of the DGCL, unless and until such Holders fail to perfect, withdraw or otherwise lose their rights to such payment or appraisal. From and after the Merger Effective Time, Holders of Dissenting Shares shall not have and shall not be entitled to exercise any of the voting rights or other rights of a stockholder of the Surviving Corporation. If, after the Merger Effective Time, a Holder of Dissenting Shares fails to perfect, withdraws or otherwise loses its Appraisal Rights, then the shares of Company Common Stock held by such Holders that were formerly Dissenting Shares shall no longer be considered Dissenting Shares and shall be deemed to have converted as of the Merger Effective Time into the right to receive the Merger Consideration in accordance with Section 1.6; it being understood that the Holder or Holders of such shares of Company Common Stock shall be deemed thereupon to have made the same election as Non-Election Shares. The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of Company Shares, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Merger Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment or advance with respect to, or settle or offer to settle, any such demands or agree to do or commit to do any of the foregoing.

     1.14. Stock Splits, Etc. If, between the date of this Agreement and the Merger Effective Time, the outstanding shares of Company Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Cash Consideration shall be appropriately adjusted. If, between the date of this Agreement and the Merger Effective Time, the outstanding shares of Parent Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, or if a record date with respect to any such event shall occur during such period, then the Convertible Notes Consideration shall be appropriately adjusted.

     1.15. Escrow Arrangements.

     (a) At the closing Parent and the Escrow Agent shall enter into the Escrow Agreement substantially in the form of Exhibit B hereto. At any time on or prior to June 30, 2010, Parent may deliver to the Escrow Agent a written certificate (a “Demand Certificate”) demanding that the Escrow Agent release to Parent all or a portion of the Escrow Account in satisfaction of the amount that Parent states is so owed in satisfaction of any Additional Liabilities. The Demand Certificate shall specify the aggregate amount of any such payment sought (the “Demand Amount”), shall describe in reasonable detail the basis for the demand, shall include payment instructions, and shall certify that Parent has contemporaneously delivered a copy of the Demand Certificate to Avigen Representative at the address set forth in Section 8.3. In no event shall the Escrow Agent be required to determine whether the detail thus provided in the Demand Certificate is in fact reasonable. For the avoidance of doubt, only one Demand Certificate may be delivered by Parent to the Escrow Agent.

     (b) Upon receipt of the Demand Certificate, Avigen Representative may request, and Parent shall promptly (and in any event within five (5) Business Days) provide, such further information and documentation available to Parent and reasonably required to verify and evaluate the Demand Amount specified in such Demand Certificate. Unless the Escrow Agent receives a written notice of objection which shall be signed by Avigen Representative (an “Avigen Representative Objection”) to a Demand Certificate within thirty (30) days after the date of receipt by the Escrow Agent and Avigen Representative of such Demand Certificate from Parent, the Escrow Agent shall release to Parent, in satisfaction of the Demand Amount stated in such Demand Certificate, all or a portion of the Second Payment Consideration in the Escrow Account equal to the full Demand Amount. An Avigen Representative Objection, if any, shall specify in reasonable detail Avigen Representative’s basis for objection and shall certify that Avigen Representative has contemporaneously delivered a copy of the Avigen Representative Objection to Parent at the address set forth in Section 8.3. In no event shall the Escrow Agent be required to determine whether the detail thus provided in the Avigen Representative Objection is in fact reasonable.

     (c) In any Avigen Representative Objection to a Demand Certificate, Avigen Representative may state an objection to all or a portion of the Demand Amount sought in such Demand Certificate. If Avigen Representative objects to only a portion of such amount, such Avigen Representative Objection shall instruct the Escrow Agent to release, and the Escrow Agent shall release to Parent, in satisfaction of the unobjected-to portion of the Demand Amount, a portion of the Second Payment Consideration in the Escrow Account equal to such unobjected-to portion.

     (d) If within 15 days after delivery of the Avigen Representative Objection, Parent and Avigen Representative shall be unable to resolve the dispute set forth in the Avigen Representative Objection, the Parent and Avigen Representative shall jointly retain Grant Thornton LLP (the “Independent Accountants”), as long as the Independent Accountants have not provided, accounting, audit, consulting or any other services to either Parent or Avigen Representative or any of their respective affiliates or to any director or officer of either Parent or Avigen Representative or any of their respective affiliates thereof within the last two years, and if such accounting firm fails to satisfy the foregoing independence requirement then Parent and Avigen Representative agree the Independent Accountants will select an alternative nationally recognized firm of certified public accountants in the United States that has not done so as the replacement “Independent Accountants. The Independent Accountants may request of Parent or Avigen Representative such documents and information as may be necessary or appropriate for proper determination of the amount to be deducted from the Second Payment Consideration, and Parent and Avigen Representative shall cooperate to promptly satisfy any such request. The Independent Accountants shall review such information, and shall, as promptly as practicable, and in no event later than 30 days following the date of their engagement, select either (x) the Demand Amount or (y) the Demand Amount, as adjusted by the amounts contested in the Avigen Representative Objection, as the one alternative that most closely reflects the numerical amount that the Independent Accountants believes is accurate (the “Selected Amount”). For the avoidance of doubt, the Independent Accountants may not make their own independent determination of the amount to be deducted from the Second Payment Consideration. The fees and expenses of the Independent Accountants shall be deducted from the Second Payment Consideration in the event that the Demand Amount is chosen as the Selected Amount and shall be paid by Parent if the Demand Amount is not chosen as the Selected Amount. The Escrow Agent shall release to Parent, in full satisfaction of the obligations related to the Demand Amount, the amount which reflects any adjustments resulting from the Selected Amount.

     (e) As promptly as practicable following receipt of the Demand Certificate or June 30, 2010 if no Demand Certificate is delivered, the Escrow Agent shall release the Second Payment Consideration less the Demand Amount, if any, as follows: with respect to shares of Company Common Stock for which the Cash Consideration was elected (including 50% of all Non-Election Shares in accordance with Section 1.6), the Escrow Agent shall pay to each Holder his pro rata portion of such amount in cash as promptly as practicable and with respect to shares of Company Common Stock for which the Convertible Notes Consideration was elected (including 50% of all Non-Election Shares in accordance with Section 1.6), the Escrow Agent shall pay to the trustee under the Trust Agreement the aggregate portion of such amount attributable to such shares of Company Common Stock as promptly as practicable; provided, that if the conversion feature set forth in Article Ten of the Indenture has been eliminated pursuant to Section 10.03(7) such payment shall be made to each Holder in cash.

     (f) As promptly as practicable following the determination of the Selected Amount by the Independent Accountants, the Escrow Agent shall release any difference (to the extent such difference is positive) between the Demand Amount and the Selected Amount as follows: with respect to shares of Company Common Stock for which the Cash Consideration was elected (including 50% of all Non-Election Shares in accordance with Section 1.6), the Escrow Agent shall pay to each Holder his pro rata portion of such amount in cash as promptly as practicable and with respect to shares of Company Common Stock for which the Convertible Notes Consideration was elected (including 50% of all Non-Election Shares in accordance with Section 1.6), the Escrow Agent shall pay to the trustee under the Trust Agreement the aggregate portion of such amount attributable to such shares of Company Common Stock as promptly as practicable; provided, that if the conversion feature set forth in Article Ten of the Indenture has been eliminated pursuant to Section 10.03(7) such payment shall be made to each Holder in cash.

     1.16. Avigen Representative.

     (a) Avigen Representative shall not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. No provision of this Agreement shall require Avigen Representative to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers.

     (b) Avigen Representative undertakes to perform only such express duties and obligations as are specifically set forth in this Agreement, and no implied duties or obligations shall be read into this Agreement against Avigen Representative. In addition:

     (i) Avigen Representative may rely and shall be protected in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;

     (ii) whenever Avigen Representative shall deem it necessary or desirable that a fact or matter be proved or established prior to taking, suffering or omitting any action hereunder, Avigen Representative may, in the absence of willful misconduct, bad faith or gross negligence on its part, rely upon a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to Avigen Representative;

     (iii) Avigen Representative may consult with, and obtain advice from, legal counsel in the event of any question as to any of the provisions hereof or the duties hereunder, and it shall incur no liability and shall be deemed to be acting in accordance with the opinion and instructions of such counsel. Avigen Representative may perform any and all of its duties through its agents, representatives, attorneys, custodians and/or nominees;

     (iv) if Avigen Representative becomes involved in litigation on account of this Agreement, it shall have the right to retain counsel and subject to the terms and conditions of this Agreement shall be entitled to reimbursement for all reasonable documented costs and expenses related thereto as provided in Section 1.16(b)(viii) hereof; provided, however, that Avigen Representative shall not be entitled to any such reimbursement to the extent such litigation ultimately determines that the Avigen Representative acted with willful misconduct, bad faith or gross negligence;

     (v) in the event that conflicting demands are made upon Avigen Representative for any situation addressed or not addressed in this Agreement, Avigen Representative may withhold performance of the terms of this Agreement until such time as said conflicting demands shall have been withdrawn or the rights of the respective parties shall have been settled by court adjudication, arbitration, joint order or otherwise;

     (vi) the permissive rights of Avigen Representative to do things enumerated in this Agreement shall not be construed as a duty;

     (vii) Avigen Representative shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises; and

     (viii) Notwithstanding anything to the contrary contained in this Agreement, Parent only agrees to reimburse the reasonable, documented out-of-pocket expenses of Avigen Representative in connection with this Agreement up to $50,000 (subject to the terms and conditions of this Agreement). An itemized invoice for any such expenses must be rendered to Parent prior to June 30, 2010.

     (c) Avigen Representative may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least thirty (30) days prior to the date so specified.

     (d) If Avigen Representative shall decline to accept appointment at the Closing Date, resign, be removed or become incapable of acting, Kenneth Chahine shall be appointed a qualified successor Avigen Representative without further action. Should Kenneth Chahine decline such appointment or otherwise resign, be removed or become incapable of acting, Holders representing 25% of the shares of Company Common Stock outstanding immediately prior to the Merger Effective Time may appoint a qualified successor Avigen Representative who may be a Holder but shall not be an affiliate of Parent, provided that if Holders representing a greater percentage of shares of Company Common Stock shall appoint a qualified successor Avigen Representative, the Person appointed by the Holders representing a greater percentage of shares of Company Common Stock shall act as Avigen Representative. Any successor Avigen Representative appointed in accordance with this Section 1.16(d) shall, forthwith upon its acceptance of such appointment in accordance with this Section 1.16(d), become the successor Avigen Representative. The retiring Avigen Representative shall deliver all relevant books and records to the successor Avigen Representative.

     (e) Buyer shall give notice of each resignation and each removal of an Avigen Representative and each appointment of a successor Avigen Representative by issuing a press release, which shall include the name and address of the successor Avigen Representative, within four (4) Business Days announcing such event. Failure to give any notice provided for in this Section 1.16(e), however, or any defect therein, shall not affect the legality or validity of the resignation or removal of Avigen Representative or the appointment of a successor Avigen Representative, as the case may be.

     (f) If a successor Avigen Representative has not been appointed and has not accepted such appointment by the end of the thirty (30) calendar day period after the resignation, removal or incapacity of the retiring Avigen Representative, the retiring Avigen Representative may apply to a court of competent jurisdiction for the appointment of a successor Avigen Representative, and the costs, expenses and reasonable attorneys’ fees which are incurred in connection with such a proceeding shall be paid in accordance with this Section 1.16. Any such successor to the retiring Avigen Representative shall agree to be bound by the terms of this Agreement, and the retiring Avigen Representative shall provide the successor Avigen Representative with all relevant books and records. Upon delivery of all of the relevant books and records to a successor Avigen Representative, the retiring Avigen Representative shall thereafter be discharged from any further obligations hereunder and the successor Avigen Representative shall become Avigen Representative hereunder. Avigen Representative is hereby authorized, in any and all events, to comply with and obey any and all final judgments, orders and decrees of any court of competent jurisdiction which may be filed, entered or issued, and all final arbitration awards and, if it shall so comply or obey, it shall not be liable to any other Person by reason of such compliance or obedience.

     (g) Every successor Avigen Representative appointed hereunder shall execute, acknowledge and deliver to Buyer and to the retiring Avigen Representative an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Avigen Representative, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Avigen Representative; provided, that upon the request of Buyer or the successor Avigen Representative, such retiring Avigen Representative shall execute and deliver an instrument transferring to such successor Avigen Representative all the rights, powers and trusts of the retiring Avigen Representative.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth or incorporated by reference in the Company SEC Reports or in the exhibits thereto, or disclosed in writing in the disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement) supplied by the Company to Parent dated as of the date hereof and certified by a duly authorized executive officer of the Company attached hereto as Exhibit C (the “Company Disclosure Letter”), provided that disclosure in any section of the Company Disclosure Letter shall be deemed to have been set forth in all other applicable sections of the Company Disclosure Letter where the applicability of such disclosure is reasonably apparent to such other sections notwithstanding the omission of any cross-reference in the Company Disclosure Letter to such other sections, the Company represents and warrants to Parent and Merger Sub as follows:

     2.1. Organization; Standing and Power; Charter Documents.

     (a) Organization; Standing and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company has no Subsidiaries.

     (b) Charter Documents. The Company has Made Available to Parent a true and correct copy of its Certificate of Incorporation (including all Certificates of Designations) and its Bylaws, each as amended or amended and restated to date (collectively, the “Company Charter Documents”), and each such instrument is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

     (c) Minutes. Except as set forth in Section 2.1(c) of the Company Disclosure Letter, the Company has Made Available to Parent true and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, a brief summary of the meeting, including in each case a summary of any resolutions adopted by the Board of Directors of the Company) of all meetings of the stockholders, the Board of Directors and each committee of the Board of Directors of the Company since February 5, 2007.

     2.2. Capital Structure.

     (a) Capital Stock.

     (i) The authorized capital stock of the Company consists of: (1) 100,000,000 shares of Company Common Stock, par value $0.001 per share and (2) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Company Preferred Stock”). As of the date hereof: (i) 29,831,115 Shares of Company Common Stock are issued and outstanding, and (ii) no shares of Company Preferred Stock are issued and outstanding. No Shares of Company Common Stock are owned or held by the Company.

     (ii) All of the outstanding shares of capital stock of the Company are, and all shares of capital stock of the Company that may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights. Except for the Company Rights issued pursuant to the Company Rights Agreement and as otherwise disclosed in Section 2.2(a)(ii) of the Company Disclosure Letter, there are no existing subscriptions, warrants, rights, options, calls or commitments of any character whatsoever, or Contracts (as defined below) to grant the same, relating to the issuance, sale, delivery or transfer by the Company of any capital stock of the Company, and the Company has no outstanding securities convertible into or exchangeable for any shares of the capital stock or other securities of the Company.

     (b) Stock Options, Warrants and Restricted Stock Units.

     (i) As of the date hereof: (i) 3,512,969 shares of Company Common Stock are subject to issuance pursuant to outstanding Company Options, (ii) 2,447,551 shares of Company Common Stock are reserved for future issuance pursuant to Company Options or other equity-based awards available for grant under the Company Stock Plans and (iii) 15,000 shares of Company Common Stock are subject to issuance pursuant to an outstanding warrant. Other than as disclosed in the Company Disclosure Letter, there are no outstanding or authorized stock appreciation, phantom stock, stock-based performance units, agreements, understandings, claims or other commitments or other similar rights (whether payable in stock, cash or other property) of any type granted or entered into by the Company relating to the issuance, sale, repurchase or transfer of any securities of the Company or that give any person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights of securities of the Company. All of the Company’s derivative securities, other than the warrant to subscribe for 15,000 shares of Company Common Stock, are cancelable in the Merger without any action on the part of the holder thereof.

     (ii) Section 2.2(b)(ii) of the Company Disclosure Letter sets forth as of the date of this Agreement a list of each outstanding Company Option issued and (a) the particular Company Stock Plan pursuant to which such Company Option was granted, (b) the name and last known state of domicile of the holder of such Company Option, (c) the number of Shares of Company Common Stock subject to such Company Option, (d) the exercise price of such Company Option, (e) the date on which such Company Option was granted, (f) the applicable vesting schedule (including any acceleration provisions with respect thereto), and the extent to which such Company Option is vested and exercisable as of the date hereof, (g) the date on which such Company Option expires and (h) whether such Company Option is intended to qualify as an incentive stock option as defined in Section 422 of the Code. All shares of Company Common Stock subject to issuance under any Company Stock Plan or otherwise, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable. True and complete copies of the forms of all agreements relating to Company Options issued under the Company Stock Plans have been Made Available to Parent, such forms of agreements are identical to the agreements evidencing such Company Options (other than with respect to the name of the holder, the per share exercise price, the number of shares of Company Common Stock subject to such Company Options and the applicable vesting schedule), and such agreements and instruments have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements in any case from the forms Made Available to Parent (or the actual agreements evidencing such Company Options).

     (iii) Section 2.2(b)(iii) of the Company Disclosure Letter sets forth (a) the name of the original holder of the sole outstanding Company warrant, (b) the number of shares of Company Common Stock subject to such warrant, (c) the exercise price of such warrant, and (d) the date on which such warrant expires. A true and complete copy of all agreements relating to the warrant has been Made Available to Parent, and such agreements have not been amended, modified or supplemented, and the Company has no obligations under any Contract to amend, modify or supplement such agreements.

     (iv) No award (and no agreement or promise by the Company to make an award) under the Company Stock Plans or any other plan or agreement that provides for the granting of equity, equity-based rights, equity derivatives or options to purchase equity of the Company has been backdated or otherwise granted with an effective grant date that is other than the date on which the committee or administrator having authority to make awards under the applicable Company Stock Plan or other plan or agreement governing such award (i) took all necessary action to complete such award (unless such committee or other administrator specified a future grant date at the time it so acted), and (ii) timely communicated the terms of such award to the recipient in accordance with the Company’s customary human resource practices and applicable accounting standards. In addition, no plan or agreement has been (or will be) altered in any manner that would result in or have the effect of failing to comply with the foregoing sentence.

     (v) No Company Option has been granted with a purchase price that is less than the fair market value of the equity available for purchase thereunder as of the applicable grant date. In addition, no Company Option provides for any additional payment, such as dividend equivalent payments or tax gross ups, that could be interpreted as a reduction in the purchase price of such option.

     (c) Voting Debt. No bonds, debentures, notes or other indebtedness of the Company (i) having the right to vote on any matters on which stockholders may vote (or which are convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company are issued or outstanding as of the date hereof (collectively, “Voting Debt”).

     (d) Other Securities.

     (i) As of the date hereof, other than as disclosed in Section 2.2(d) of the Company Disclosure Letter or herein, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which the Company is a party or by which any of them is bound obligating the Company to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of the Company, or obligating the Company to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.

     (ii) All outstanding shares of Company Common Stock, all outstanding Company Options and all outstanding warrants of the Company have been issued and granted in compliance with (i) all applicable federal, state and foreign securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts. There are not any outstanding Contracts of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, the Company. The Company is not a party to any voting agreement with respect to shares of the capital stock of, or other equity or voting interests in, the Company and, to the Knowledge of the Company, there are no irrevocable proxies and no voting agreements, voting trusts or registration rights agreements with respect to any shares of the capital stock of, or other equity or voting interests in, the Company.

     2.3. Authority; Non-Contravention; Necessary Consents.

     (a) Authority. The Company has all requisite corporate power and authority to enter into this Agreement, subject to the adoption of this Agreement by the affirmative vote of the holders of a majority of the outstanding Shares of Company Common Stock (the “Required Company Stockholders”). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement by the Required Company Stockholders and the filing of the Certificate of Merger as required by the DGCL. The affirmative vote of the Required Company Stockholders is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Legal Requirements relating to or affecting creditors generally.

     (b) Non-Contravention. The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not: (i) assuming the Required Company Stockholders adopt this Agreement, conflict with or violate the Company Charter Documents, (ii) subject to obtaining the adoption of this Agreement by the Company’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(c), conflict with or violate any Legal Requirements applicable to the Company or by which the Company or any of its properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of the Company pursuant to, any contract, agreement, lease, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound, except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No consents, waivers and approvals under any of the Company’s Contracts are required to be obtained in connection with the consummation of the transactions contemplated hereby (including the Merger).

     (c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) is required to be obtained or made by the Company in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the effectiveness of the Registration Statement, in which the Proxy Statement/Prospectus will be included, and (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or “blue sky” laws and the securities laws of any foreign country.

     2.4. SEC Filings; Financial Statements; Internal Controls.

     (a) SEC Filings. The Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2006 (the “Company SEC Reports”). As of their respective dates or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Company SEC Report (i) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Reports and (ii) did not at the time such Company SEC Report was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Company has not prepared any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

     (b) Financial Statements. Each of the financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financials”) (as amended or supplemented prior to the date of this Agreement, if applicable): (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (ii) fairly presented in all material respects the financial position of the Company as at the respective dates thereof and the results of the Company’s operations and cash flows for the periods indicated except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to the Company. The Company does not intend to correct or restate nor is there any basis for any correction or restatement of, in any material respect, any aspect of the Company Financials. Except as disclosed in the Company Financials, the Company has no liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a balance sheet or in the related notes to the financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business and consistent with past practices since the date of the Company Balance Sheet or (3) which are not, individually in an amount greater than $25,000 or in the aggregate greater than $100,000.

     (c) Internal Controls. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting, as such terms are defined in, and as required by, Rules 13a-15 and 15d-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”). The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2008, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2008. Except as set forth in Section 2.4(c) of the Company Disclosure Letter, since December 31, 2008 and through the date hereof, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2009, and conclude, after such assessment, that such controls was effective. The principal executive officer and principal financial officer, including when such positions have been held by the same person, of the Company have made all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC since December 31, 2006. The Company has established and maintains and adheres to and enforces in all material respects a system of internal control over financial reporting, which is sufficient in all material respects to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Company Financials) for external purposes in accordance with GAAP. Since the date of the Company’s most recent quarterly report on Form 10-Q filed with the SEC on August 10, 2009, neither the Company (including any Employee) nor the Company’s independent auditors has identified or been made aware of (A) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company, (B) any fraud, whether or not material, that involves the Company’s management or other Employees or (C) any claim or allegation regarding any of the foregoing. In connection with the periods covered by the Company Financials since January 1, 2009, there have been no significant deficiencies and material weaknesses identified in writing by the Company or the Company’s independent auditors (whether current or former) in the design or operation of the internal control over financial reporting utilized by the Company. The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of The Nasdaq Stock Market, Inc. (“Nasdaq”).

     2.5. Absence of Certain Changes or Events. Since the date of the Company Balance Sheet, there has not been any Company Material Adverse Effect. Between June 30, 2009 and the date of this Agreement, except as set forth in Section 2.5 of the Company Disclosure Letter, there has not been (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or any options, warrants, calls or rights to acquire any such shares or other securities, (ii) any split, combination or reclassification of any shares of the Company’s capital stock; (iii) any granting by the Company of any increase in compensation or fringe benefits, (iv) entry by the Company into any licensing or other agreement with regard to the acquisition or disposition of any material Intellectual Property, (v) any amendment or consent with respect to any Company Scheduled Contract in effect since the date of the Company Balance Sheet, (vi) any material change by the Company in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (vii) any change by the Company in any Tax accounting method, Tax accounting period or Tax election, any amended Tax Return filed, any settlement or compromise with respect to any Tax liability or claims, any agreement to extend or waive the statute of limitations with respect to the assessment or determination of Taxes, any Tax indemnity, Tax allocation or Tax sharing agreement entered into, any private letter ruling, closing agreement or similar ruling or agreement entered into with respect to any Tax, or any surrender by the Company of any right to claim a Tax refund, (viii) any creation, incurrence, assumption or guarantee by the Company of any obligations or liabilities (whether absolute, accrued, contingent or otherwise and whether due or to become due) apart from those obligations referred to in the last sentence of Section 2.4(b), (ix) any sale, transfer or other disposition of any assets of the Company, (x) mortgage, pledge or subjection to any Lien (other than any Permitted Lien) of any of the assets of the Company, (xi) failure to pay any current obligations of the Company in accordance with general practices of the Company, (xii) damage, destruction or casualty loss, whether covered by insurance or not, materially and adversely affecting the business, operations or financial condition of the Company, (xiii) lending any money or otherwise pledging the credit of the Company to any party, (xiv) labor trouble, material controversies or material unsettled grievances threatened against the Company or (xv) any binding agreement, in writing or otherwise, for the Company to take any of the actions specified in clauses (i) through (xiv) above.

     2.6. Tax Matters.

     (a) The Company has prepared or caused to be prepared and timely filed or caused to be filed all required Tax Returns relating to any and all Taxes concerning or attributable to the Company or its respective operations, taking into account any extensions of time within which to file such Tax Returns, and such Tax Returns, in all material respects, are true and correct and have been completed in accordance with applicable Legal Requirements. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return.

     (b) The Company has timely paid all Taxes required to be paid, and paid or withheld with respect to its Employees and other third parties (and paid over to the appropriate Taxing Authority) pursuant to all income Taxes, the Federal Insurance Contribution Act, Federal Unemployment Tax Act and other Taxes required to be paid or withheld. No claim has ever been made by any Taxing Authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to Tax in that jurisdiction.

     (c) The Company has not been delinquent in the payment of any material Tax, nor is there any Tax deficiency outstanding, assessed or proposed in writing against the Company, nor has the Company executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.

     (d) Except as set forth in Section 2.6(d) of the Company Disclosure Letter, no audit or other examination of any Tax Return of the Company is pending or currently in progress, nor has the Company been notified in writing by any Taxing Authority of any request for such an audit or other examination.

     (e) The Company has no material liabilities for unpaid Taxes as of the date of the Company Balance Sheet, and the Company has not incurred any liability for Taxes since the date of the Company Balance Sheet other than in the ordinary course of business.

     (f) The Company has Made Available to Parent or its legal counsel, copies of all material Tax Returns for the Company filed since the fiscal year ended December 31, 2006.

     (g) There are no Tax liens upon any property or assets of the Company except for liens for current Taxes not yet due and payable or Taxes which are being contested in good faith and for which adequate reserves have been established on the Company Balance Sheet in accordance with GAAP.

     (h) The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

     (i) The Company has not (a) ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which was the Company), (b) ever been a party to any Tax Sharing Agreement, nor does the Company owe any amount under any Tax Sharing Agreement and (c) any liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law, including any arrangement for group or consortium relief or similar arrangement), as a transferee or successor, or by operation of law.

     (j) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code during the four-year period immediately preceding the Closing Date.

     (k) The Company has not engaged in, or been a material adviser to, a reportable transaction under Treasury Regulations Section 1.6011 -4(b), including any transaction that is the same as or substantially similar to one of the types of transactions that the Internal Revenue Service has determined to be a tax avoidance transaction and identified by notice, regulation, or other form of published guidance as a listed transaction.

     2.7. Intellectual Property.

     (a) Section 2.7(a) of the Company Disclosure Letter sets forth a true and complete list of all Registered (i) trademarks, service marks, certification marks, collective marks, d/b/a’s, Internet domain names, logos, symbols, trade dress, assumed names, fictitious names, trade names and other indicia of origin, all applications and registrations for the foregoing and all goodwill associated therewith and symbolized thereby, including all renewals of same, and (ii) all patents, registrations, invention disclosures and applications therefor, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions and reissues, in each case that are currently owned or co-owned by the Company, except for Intellectual Property intentionally abandoned by the Company, indicating for each registered item the registration or application number and the applicable filing jurisdiction (collectively, the “Scheduled Intellectual Property”). As used herein, “Intellectual Property” shall mean all Scheduled Intellectual Property, together with all (x) confidential information, trade secrets and know-how, and similar proprietary rights in inventions, discoveries, analytic models, improvements, products, product candidates, processes, schematics, business methods, formulae, drawings, prototypes, designs and supplier lists (collectively, “Trade Secrets”), (y) published and unpublished works of authorship, whether copyrightable or not (including databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof and (z) all other material intellectual property or proprietary rights currently owned, co-owned or licensed by the Company. The Company exclusively or jointly owns with third parties (beneficially, and of record where applicable) or has the valid right to use all Intellectual Property free and clear of all Liens (excluding Permitted Liens and licenses, covenants not to sue and related restrictions). The Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or its rights thereto.

     (b) Section 2.7(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all agreements to which the Company is a party that grant the Company rights to use any material Intellectual Property owned or held by any other Person (the “Licensed Intellectual Property”), material non-assertion agreements, agreements granting rights to any third party to use any material Intellectual Property owned or co-owned by the Company, material trademark coexistence agreements and material trademark consent agreements (the “Intellectual Property Contracts”) (other than licenses for commercial “off-the-shelf” or “shrink-wrap” software and other than agreements granting non-exclusive licenses to distributors, marketing agents, contract manufacturers and other contractors, consultants or agents). The Licensed Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding order, judgment, decree or agreement adversely affecting the Company’s use thereof or their rights thereto. Consummation of the transactions contemplated by this Agreement will not place the Company in breach or default of any Intellectual Property Contract, or trigger any modification, termination or acceleration thereunder, or create any license under or Lien on Intellectual Property owned or held by Parent.

     (c) The Company has sufficient rights to use all Intellectual Property used in its business as currently conducted and to be used in its business as proposed to be conducted, all of which rights shall survive unchanged the consummation of the transactions contemplated by this Agreement. The Company does not and has not in the past five years knowingly infringed or otherwise violated the Intellectual Property rights of any third party. There is no litigation, opposition, cancellation, proceeding, objection or claim pending, or to the Knowledge of the Company, asserted or threatened in writing in the past two years against the Company concerning the ownership, validity, registerability, enforceability, infringement or use of, or licensed right to use, any material Intellectual Property (other than in the ordinary course of prosecution of the Company’s Intellectual Property before any Governmental Entity). No valid basis for any such litigation, opposition, cancellation, proceeding, objection or claim exists. No Person is violating any Scheduled Intellectual Property right or other Intellectual Property right.

     (d) The Company has taken reasonable measures to protect the confidentiality and value of all material Trade Secrets that are owned, used or held by the Company, including entering into licenses and contracts that require Employees, licensees, consultants employed or engaged by the Company and other third Persons who have contributed to the creation and development of such Trade Secrets to keep such Trade Secrets confidential. In the case of Employees and consultants who have contributed to the creation and development of Intellectual Property intended to be owned by the Company, such Employees or consultants are required to assign to the Company all Intellectual Property created by such Employee or consultant in the scope of employment or consultancy with the Company to the extent that the Company does not acquire such rights (pursuant to a work for hire agreement or otherwise) as a matter of law. Such material Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements which have not been breached.

     (e) No Employee, consultant or agent of the Company, past or present, is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of Intellectual Property or Licensed Intellectual Property. None of the Company’s current Employees is the owner of any patent issued or applications pending for any device, process, design or invention of any kind that is necessary for the Company to conduct business, which patents or applications have not been assigned to the Company. The Company’s Employees’ performance of their employment activities does not violate any third party’s Intellectual Property rights or such Employees’ contractual obligations to any third Person.

     (f) There are no patentability or non-infringement opinions in the possession of the Company with respect to the AV411 program.

     2.8. Compliance; Permits.

     (a) The Company is, and since January 1, 2006 has been, in compliance in all material respects with all applicable Legal Requirements. No investigation, claim, suit, proceeding, audit or other legal action by any Governmental Entity or authority is pending, or threatened in writing delivered to the Company, against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company that (i) has had or could reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of the Company or the conduct of business by the Company as currently conducted, (ii) has had or could reasonably be expected to have a material adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement or (iii) has had or could reasonably be expected to have the effect of preventing, delaying, making illegal or otherwise interfering with the Merger or any of the other transactions contemplated hereby.

     (b) The Company holds all material permits, licenses, variances, clearances, consents, authorizations, commissions, franchises, exemptions, orders and approvals from Governmental Entities (collectively, the “Permits”) that have been required for the operation of the business of the Company since January 1, 2006 (collectively, the “Company Permits”). Section 2.8(b) of the Company Disclosure Letter identifies each Company Permit related to clinical trial data. The Company is in compliance with the terms of the Company Permits. No action, proceeding, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend or materially modify any Company Permit. The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Merger Effective Time on terms substantially identical to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Merger Effective Time.

     (c) There are no proceedings pending or, to the Company’s Knowledge, threatened with respect to an alleged violation by the Company of the Federal Food, Drug, and Cosmetic Act (the “FDCA”), the Food and Drug Administration (the “FDA”) regulations adopted thereunder, the Controlled Substances Act or any other similar Legal Requirements promulgated by the FDA or other comparable Governmental Entity responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (each, a “Drug Regulatory Agency”).

     (d) The Company and its collaboration partners hold all Permits issuable by any Drug Regulatory Agency necessary for the conduct of the business of the Company as conducted since January 1, 2006 and the development, clinical testing, manufacturing, marketing, distribution and importation or exportation (the “Company Regulatory Permits”) of any of its products or product candidates which it has attempted to develop since January 1, 2006 (the “Company Product Candidates”) and each such Company Regulatory Permit is in full force and effect. The Company and its collaboration partners have fulfilled and performed all of their respective obligations with respect to the Company Regulatory Permits, and are otherwise in compliance in all material respects with the Company Regulatory Permits. Neither the Company nor any of its collaboration partners (including any clinical research organization or other comparable service provider) has received any written notice or other written communication from any Drug Regulatory Agency regarding (A) any actual or possible violation of or failure to comply with any term or requirement of any Company Regulatory Permit or (B) any actual or possible revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit, and no event has occurred which allows, or after notice or lapse of time to cure would allow, any Drug Regulatory Agency to take any of the foregoing actions. The Company has Made Available to Parent all material information in its possession or control relating to the clinical Company Product Candidates (including any information provided to the Company by the Company’s collaboration partners) and the development, clinical testing, manufacturing, importation and exportation of the clinical Company Product Candidates by the Company and its collaboration partners, including complete and correct copies of the following (to the extent there are any): (x) serious adverse event reports; clinical study reports and material study data; material inspection reports, notices of adverse findings, warning letters, filings and letters and other material correspondence to and from any Drug Regulatory Agency and the Company and its collaboration partners; and related meeting minutes with any Drug Regulatory Agency; and (y) similar material reports, study data, notices, letters, filings, correspondence and meeting minutes among the Company, its collaboration partners and any other Governmental Entity.

     (e) To the Company’s Knowledge, since January 1, 2006, all pre-clinical trials conducted by or on behalf of, or sponsored by, the Company or in which the Company or the Company Product Candidates have participated, either (i) have been conducted in accordance, in all material respects, with applicable Good Laboratory Practice (“GLP”) requirements, including those contained in 21 C.F.R. Part 58 or (ii) involved experimental research techniques that were not required to be performed by a registered GLP testing laboratory (with appropriate notice being given to the FDA or the applicable Governmental Entity).

     (f) To the Company’s Knowledge, since January 1, 2006, all clinical trials conducted by or on behalf of, or sponsored by, the Company or in which the Company or the Company Product Candidates have participated were being conducted in material compliance with the applicable regulations of the Drug Regulatory Agency and other applicable Legal Requirements, including 21 C.F.R. Parts 50, 54, 56, 58 and 312. Except as set forth on Section 2.8(f) of the Company Disclosure Letter, no investigational new drug application filed by the Company or, to the Company’s Knowledge, one of its collaboration partners with the FDA for the Company Product Candidates has been terminated or suspended by the FDA, and neither the FDA nor any applicable foreign Governmental Entity has commenced, or, to the Company’s Knowledge, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, suspend, any proposed or ongoing clinical investigation conducted or proposed to be conducted by the Company or, to the Company’s Knowledge, its collaboration partners.

     (g) All applications, notifications, submissions, information, claims, reports and statistics, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Company Regulatory Permit from the FDA or other Governmental Entity relating to the Company, its business and the Company Product Candidates, when submitted to the FDA or other Governmental Entity, did not contain any materially false or misleading information, any materially false statements or any material omissions, and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity.

     2.9. Litigation. There are no claims, suits, actions, judgments or proceedings pending, or threatened in writing delivered to the Company, against the Company before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator.

     2.10. Brokers’ and Finders’ Fees. Except for fees payable to RBC Capital Markets Corporation (“RBC”) pursuant to an engagement letter dated January 13, 2009, and as amended on March 20, 2009, April 23, 2009 and June 3, 2009 (the “RBC Agreement”), a copy of which has been Made Available to Parent, the Company has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby, and the Company has not entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby other than pursuant to the RBC Agreement.

     2.11. Transactions with Affiliates. Since January 1, 2009, no event has occurred as of the date hereof that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC that was not so reported. Section 2.11 of the Company Disclosure Letter identifies each Person who is an “affiliate” (for purposes of Rule 145 promulgated under the Securities Act) of the Company as of the date hereof.

     2.12. Employee Benefit Plans.

     (a) Schedule. Section 2.12(a)(i) of the Company Disclosure Letter sets forth a correct and complete list of each material plan, program or agreement providing for compensation, severance, termination pay, deferred compensation, performance awards, stock or stock-related awards, fringe benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded (it being understood and agreed that any plan, program or agreement providing severance, termination pay, deferred compensation or stock or stock-related awards shall be deemed material), which, in the case of any of the aforementioned plans, programs or agreements is maintained, contributed to, or required to be contributed to, by the Company or any Controlled Group Affiliate (as defined in Section 2.12(e)) for the benefit of any current or former Employee, consultant or director (each, an “Employee”) of the Company or any Controlled Group Affiliate (each such plan, program and agreement, a “Company Employee Plan”), or with respect to which the Company or any Controlled Group Affiliate has or may have any liability or obligation, and each material management, employment, severance, consulting, relocation, repatriation, expatriation or other agreement or contract between the Company or any Controlled Group Affiliate and any Employee (each, an “Employee Agreement”). Except as set forth on Section 2.12(a)(ii) of the Company Disclosure Letter, neither the Company nor any Controlled Group Affiliate has any plan or commitment to establish any new Company Employee Plan or Employee Agreement, to modify any Company Employee Plan or Employee Agreement or to adopt or enter into any Company Employee Plan or Employee Agreement.

     (b) Documents. The Company has Made Available to Parent for review (to the extent applicable) the current plan document for each Company Employee Plan and Employee Agreement the most recent annual report (Form 5500 and schedules) for each applicable Company Employee Plan, the current “Summary Plan Description” (within the meaning of Section 104 of ERISA) for each applicable Company Employee Plan, the most recent Internal Revenue Service determination letter for each applicable Company Employee Plan and any documentation relating to any Company Employee Plans and Employee Agreements, including any correspondence or filings that must be made with any Governmental Entities.

     (c) Benefit Plan Compliance. Each Company Employee Plan has been administered and operated in accordance with its terms, with the applicable provisions of ERISA, the Code and all other applicable Legal Requirements and the terms of all applicable collective bargaining agreements. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Merger Effective Time in accordance with its terms, without material liability to Parent, Company or any of its Controlled Group Affiliates (other than ordinary administration expenses or the payment of vested benefits thereunder). There is no potential liability arising from such administration of the Company Employee Plans or the provision of benefits to Employees arising from ERISA, the Code, COBRA or any other Legal Requirements.

     (d) Plan Funding. With respect to the Company Employee Plans, there are no benefit obligations for which contributions have not been timely made or properly accrued and there are no material benefit obligations which have not been accounted for by reserves, or otherwise properly footnoted in accordance with the requirements of GAAP, on the financial statements of the Company.

     (e) No Pension or Welfare Plans. Neither the Company nor any other person or entity that is, or at any relevant time was, under common control within the meaning of Section 414 of the Code (a “Controlled Group Affiliate”) with the Company has ever maintained, established, sponsored, participated in or contributed to, any (i) Company Employee Plan which is or was subject to Title IV of ERISA or Section 412 of the Code, (ii) “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA), (iii) “multiple employer plan” within the meaning of Section 210 of ERISA or subject to Section 413(c) of the Code, or (iv) “welfare benefit fund” within the meaning of Section 419 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

     (f) Continuation Coverage. Except as set forth in Section 2.12(f) of the Company Disclosure Letter, no Company Employee Plan or Employee Agreement provides post-termination or retiree welfare benefits (whether or not insured), with respect to any person for any reason (other than coverage mandated by applicable Legal Requirements) and neither the Company nor any Controlled Group Affiliate has ever represented, promised or contracted (whether in oral or written form) to any of their Employees that such Employees would be provided with post-termination or retiree welfare benefits, except to the extent required by applicable Legal Requirements.

     (g) Effect of Transaction. Except as set forth on Section 2.12(g)(i) of the Company Disclosure Letter, the execution of this Agreement and the consummation of the transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan or Employee Agreement that will or may result in any material payment (whether of severance pay or otherwise), acceleration of payment, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee of the Company. No payment or benefit which will or may be made by reason of the consummation of the transactions contemplated by this Agreement to any Employees or any other “disqualified individual” (as defined in Code Section 280G and the regulations thereunder) will fail to be deductible by reason of the application of Section 280G of the Code. There is no contract, agreement, plan or arrangement to which the Company is a party or by which it is bound to compensate any of their Employees for excise taxes paid pursuant to Section 4999 of the Code.

     (h) Section 409A. Each Company Employee Plan, Employee Agreement and other contract, agreement or arrangement to which the Company is a party and that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code complies in both form and operation with Section 409A of the Code and the guidance and regulations thereunder such that no amounts paid pursuant to any such Company Employee Plan, Employee Agreement, contract, agreement or arrangement is subject to tax under Section 409A of the Code.

     (i) Labor. No Employees are represented by any union, labor organization or works council with respect to their employment with the Company or involved in activities associated with such entities. There are no actions, suits, claims or grievances pending, or threatened in writing delivered to the Company, or reasonably anticipated relating to any labor, safety or discrimination matters involving any Employee, including charges of unfair labor practices or discrimination complaints. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act.

     (j) Employment Matters. The Company is in material compliance with all applicable foreign, federal, state and local laws, rules and regulations respecting employment, employment practices, worker classification, employment tax withholding, prohibited discrimination, fair employment practices, employee safety and health, the payment of wages (including overtime wages), compensation and hours of work, and, with respect to Employees, the Company has no liability to pay any Employee or any Governmental Entity regarding the employment of current or former Employees. There are no (x) actions, suits, claims or administrative matters pending or, to the Company’s Knowledge, threatened or reasonably anticipated against the Company, relating to any Employee, Employee Agreement or Company Employee Plan or (y) pending or, to the Company’s Knowledge, threatened or reasonably anticipated claims or actions against the Company or any Company trustee under any worker’s compensation policy or long-term disability policy. The services provided by each of the Company’s Employees are terminable at the will of the Company and any such termination would result in no material liability to the Company.

     (k) No Company Employee Plan, Employment Agreement or other contract, agreement, plan or arrangement to which the Company is a party, covering any Employee of the Company, shall, individually or collectively, give rise to the payment of any amount by the Company which would be nondeductible pursuant to Section 162(m) of the Code.

     (l) The Company has, for purposes of each Company Employee Plan and for all other purposes, correctly classified all individuals performing services for the Company as common law employees, independent contractors or agents, as applicable.

     (m) There are no pending audits or investigations by any governmental agency involving any Company Employee Plan, and no threatened or pending claims (except for individual claims for benefits payable in the normal operation of the Company Employee Plans), suits or proceedings involving any Company Employee Plan, any fiduciary thereof or service provider thereto, nor to the best knowledge of the Company is there any reasonable basis for any such claim, suit or proceeding.

     2.13. Title to Properties; Use and Access.

     (a) Properties. The Company does not own and has not owned since inception any real property. Section 2.13(a) of the Company Disclosure Letter sets forth a list of all real property currently leased by the Company (the “Leased Real Property”), the name of the lessor, the date of the lease and each amendment thereto, in each case, as of the date hereof (the “Leases”). All such Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such Leases, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default). There are no other parties occupying, or with a right to occupy, the Leased Real Property other than the Company. The Company has Made Available to Parent a true and correct copy of each of the Leases, each as amended or amended and restated.

     (b) Valid Title. The Company has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens (other than Permitted Liens).

     (c) Use and Access. To the Knowledge of the Company, the Company has all ownership, license of other necessary rights to its tangible properties and assets, real, personal and mixed that are required and necessary for the operation of the business of the Company as currently conducted. No material default or breach exists under any of the covenants, conditions, restrictions, Liens, rights-of-way or easements, if any, affecting all or portions of its tangible properties and assets.

     2.14. Environmental Matters. The Company (i) is in compliance in all material respects with any and all applicable foreign, federal, state and local laws and regulations relating to the protection of human health and safety, including those relating to occupational safety and health, the environment or hazardous or toxic substances or wastes, pollutants or contaminants, including those relating to the storage, handling or transportation of hazardous or toxic materials (collectively, “Environmental Laws”) and (ii) is in compliance in all material respects with all terms and conditions of any permit, license or approval held by the Company and required by any Environmental Law. The Company is not liable for any costs or liabilities associated with Environmental Laws (including any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval related thereto, or any related constraints on operating activities and any potential liabilities to third parties).

     2.15. Contracts.

     (a) Schedule. Section 2.15(a) of the Company Disclosure Letter sets forth a list as of the date of this Agreement of all Company Scheduled Contracts to which the Company is a party or is bound by as of the date hereof.

     (b) No Breach. All Company Scheduled Contracts are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to be material to the Company. The Company has not violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any Company Scheduled Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

     2.16. Disclosure. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the registration statement on Form S-4 (or similar successor form) to be filed with the SEC by Parent in connection with the issuance of the Convertible Notes and the Parent Common Stock into which the Convertible Notes are convertible (including any amendments or supplements thereto) (the “Registration Statement”) will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the proxy statement/prospectus to be filed with the SEC as part of the Registration Statement and sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting (such proxy statement/prospectus, as amended or supplemented, is referred to herein as the “Proxy Statement/Prospectus”), will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Proxy Statement is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting and as of the Merger Effective Time. The representations and warranties contained in this Section 2.16 do not and will not apply to statements included in the Proxy Statement or the Registration Statement based upon information supplied by Parent or Merger Sub for use or incorporation by reference therein (or statements regarding Parent or Merger Sub which were required to have been included by Parent or Merger Sub in the Proxy Statement or the Registration Statement and which were omitted from the information supplied by Parent or Merger Sub).

     2.17. Board Approval. The Board of Directors of the Company has, by resolutions duly adopted at a meeting of the Board of Directors of the Company duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, duly and unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of the Company adopt this Agreement and directed that such matter be submitted to the Company’s stockholders at a meeting called for such purpose (the “Company Stockholders’ Meeting”).

     2.18. Fairness Opinion. The Company has received the written opinion of its financial advisor RBC Capital Markets Corporation dated August 20, 2009, that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration was fair, from a financial point of view, to the holders of Company Common Stock.

     2.19. Takeover Statutes; Company Rights Agreement.

     (a) The action of the Board of Directors of the Company in approving this Agreement and the Merger is sufficient to render inapplicable to this Agreement and the Merger the restrictions on business combinations contained in Section 203 of the DGCL.

     (b) The Company Rights Agreement has been amended so that: (i) Parent, Merger Sub and any Subsidiary of Parent will not be included in the definition of “Acquiring Person” contained in the Company Rights Agreement by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, and no “Shares Acquisition Date” or “Distribution Date” or “Transaction” (as such terms are defined in the Company Rights Agreement) will occur as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, including the Merger; and (ii) the Company Rights Agreement will terminate and the Company Rights will expire immediately prior to the Merger Effective Time. The Company Rights Agreement, as so amended, has not been further amended or modified. The Company has previously Made Available a true and complete copy of the Company Rights Agreement and all amendments thereto to Parent.

     2.20. Marketable Securities. Between June 30, 2009 and the date of this Agreement, the Company has not purchased, or otherwise acquired for value, any marketable securities, including corporate debt securities, federal agency obligations, asset-backed securities, auction-rate securities, U.S. treasuries, and municipal bonds.

     2.21. No Other Parent Representations. The Company represents and acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial statements, results of operations, assets, liabilities, properties, products, employees and past and current operations of Parent and, in making its determination to enter into this Agreement and consummate the Merger, the Company is relying and has relied only on the results of its own independent investigation and verification, and the representations and warranties of the Parent Parties expressly and specifically set forth in Article III. The Company represents and acknowledges that the representations and warranties of the Parent Parties set forth in Article III constitute the sole and exclusive representations and warranties to the Company in connection with the Merger, and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Parent Parties.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

     Except as disclosed in writing in the disclosure letter (which letter shall in each case specifically identify by reference to sections of this Agreement any exceptions to each of the representations, warranties and covenants contained in this Agreement) supplied by the Parent Parties to the Company dated as of the date hereof and certified by a duly authorized executive officer of each of the Parent Parties attached hereto as Exhibit D (the “Parent Disclosure Letter”), provided that disclosure in any section of the Parent Disclosure Letter shall be deemed to have been set forth in all other applicable sections of the Parent Disclosure Letter where the applicability of such disclosure is reasonable apparent to such other sections notwithstanding the omission of any cross-reference in the Parent Disclosure Letter to such other sections, the Parent Parties represent and warrant to the Company as follows:

     3.1. Organization; Standing and Power; Charter Documents.

     (a) Parent Incorporation; Standing and Power. Parent (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

     (b) Merger Sub Incorporation; Standing and Power. Merger Sub (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification or licensing necessary, other than in such jurisdictions where the failure to so qualify or to be in good standing, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect.

     (c) Charter Documents. Parent has delivered or made available to the Company a true and correct copy of (i) the Certificate of Incorporation (including all Certificates of Designations) and the Bylaws of Parent, each as amended to date (collectively, the “Parent Charter Documents”) and (ii) the certificate of incorporation and bylaws, or like organizational documents of Merger Sub (collectively, the “Merger Sub Charter Documents”), and each such instrument is in full force and effect. The Parent is not in violation of any of the provisions of the Parent Charter Documents and Merger Sub is not in violation of any of the provisions of Merger Sub Charter Documents.

     3.2. Capital Structure.

     (a) Capital Stock.

     (i) The authorized capital stock of Parent consists of: (i) 30,000,000 shares of Parent Common Stock, par value $0.001 per share, and (ii) 500,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). As of the date hereof: (i) 12,076,103 shares of Parent Common Stock are issued and outstanding, excluding shares of Parent Common Stock held by Parent in its treasury, (ii) 66,235 shares of Parent Common Stock are issued and held by Parent in its treasury, and (iii) no shares of Parent Preferred Stock are issued and outstanding.

     (ii) All of the outstanding shares of capital stock of Parent are, and all shares of capital stock of Parent which may be issued as contemplated or permitted by this Agreement will be, when issued, duly authorized and validly issued, fully paid and non-assessable and not subject to any preemptive rights.

     (b) Stock Options.

     (i) As of the date hereof: (i) 2,390,266 shares of Parent Common Stock are subject to issuance pursuant to outstanding options to purchase Parent Common Stock (the “Parent Options”) under Parent’s Amended and Restated 2004 Stock Incentive Plan and 2000 General Stock Incentive Plan (the “Parent Stock Plans”), (ii) no shares of Parent Common Stock are subject to issuance pursuant to outstanding warrants to purchase Parent Common Stock (the “Parent Warrants”), and (iii) 1,779,024 shares of Parent Common Stock are reserved for future issuance pursuant to Parent Options available for grant under the Parent Stock Plans and for the Parent Warrants. Parent previously declared a dividend distribution of one authorized associated preferred share purchase right (a “Parent Right”) pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Co. LLC, dated November 24, 2006. There are no outstanding or authorized stock appreciation, phantom stock or other similar rights (whether payable in stock, cash or other property) with respect to Parent, except for the Parent Options, the Parent Warrants and the Parent Rights.

     (ii) All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and non-assessable.

     (c) Voting Debt. No Voting Debt of Parent is issued or outstanding as of the date hereof.

     (d) Other Securities.

     (i) Except as otherwise set forth in Section 3.2(a)(i) and Section 3.2(b)(i) of the Parent Disclosure Letter, as the date hereof, there are no securities, options, warrants, calls, rights, contracts, commitments, agreements, instruments, arrangements, understandings, obligations or undertakings of any kind to which Parent is a party or by which Parent is bound obligating it to (including on a deferred basis) issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock, Voting Debt or other voting securities of Parent, or obligating Parent to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, instrument, arrangement, understanding, obligation or undertaking.

     (ii) All outstanding shares of Parent Common Stock and all outstanding Parent Options have been issued and granted in compliance in all material respects with (i) all applicable securities laws and all other applicable Legal Requirements and (ii) all requirements set forth in applicable material Contracts.

     (e) Merger Sub Capital Stock. The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.001 per share, of which 1,000 shares are issued and outstanding. Parent is the sole stockholder of Merger Sub and is the legal and beneficial owner of all 1,000 issued and outstanding shares. Merger Sub was formed solely for purposes of effecting the Merger and the other transactions contemplated hereby. Except as contemplated by this Agreement, Merger Sub does not hold, nor has it held, any material assets or incurred any material liabilities nor has Merger Sub carried on any business activities other than in connection with the Merger and the transactions contemplated by this Agreement. All of the outstanding shares of capital stock of Merger Sub have been duly authorized and validly issued, and are fully paid and non-assessable and not subject to any preemptive rights.

     3.3. Authority; Non-Contravention; Necessary Consents.

     (a) Authority. Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement, subject to the approval of the issuance of the Convertible Notes by the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock (the “Required Parent Stockholders”), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the execution and delivery of this Agreement or to consummate the Merger and the other transactions contemplated hereby, subject only to the adoption of this Agreement and approval of the issuance of the Convertible Notes contemplated hereunder by the Required Parent Stockholders and the filing of the Certificate of Merger pursuant to the DGCL. The affirmative vote of the Required Parent Stockholders is the only vote of the holders of any class or series of Parent capital stock necessary to adopt this Agreement and approve the issuance of the Convertible Notes contemplated hereby. This Agreement has been duly executed and delivered by the Parent Parties and, assuming due authorization, execution and delivery by the Company constitutes a valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with their terms except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors generally.

     (b) Non-Contravention. The execution and delivery of this Agreement by the Parent Parties do not, and the performance of this Agreement by the Parent Parties, will not: (i) assuming the Require Parent Stockholders adopt this Agreement and the issuance of the Convertible Notes contemplated hereunder, conflict with or violate the Parent Charter Documents or Merger Sub Charter Documents, as applicable, (ii) subject to obtaining the adoption of this Agreement and the approval of the issuance of the Convertible Notes contemplated hereunder by Parent’s stockholders as contemplated in Section 5.2 of this Agreement and compliance with the requirements set forth in Section 3.3(c), conflict with or violate any Legal Requirements applicable to the Parent Parties or by which either of the Parent Parties or any of their respective properties is bound or affected or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair either of the Parent Parties’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any of the properties or assets of Parent pursuant to, any Contract to which Parent is a party except, as to clauses (ii) and (iii), respectively, for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Section 3.3(b) of the Parent Disclosure Letter lists all consents, waivers and approvals under any of Parent’s or its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby, which, if individually or in the aggregate not obtained, would result in a Parent Material Adverse Effect.

     (c) Necessary Consents. No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required to be obtained or made by Parent or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the Merger and other transactions contemplated hereby, except for: (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of other states in which the Company and/or Parent are qualified to do business, (ii) the filing of the Proxy Statement/Prospectus with the SEC in accordance with the Exchange Act and the effectiveness of the Registration Statement, in which the Proxy Statement/Prospectus will be included, (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal, foreign and state securities (or related) laws and satisfaction of such other requirements of the comparable applicable Legal Requirements of other jurisdictions, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities or "blue sky" laws and the securities laws of any foreign country and (v) such other consents, orders, authorizations, filings, declarations, approvals and registrations which if not obtained or made would materially adversely affect the ability of the parties hereto to consummate the Merger within the time frame in which the Merger would otherwise be consummated in the absence of the need for such consent, approval, order, authorization, registration, declaration or filings.

     3.4. SEC Filings; Financial Statements.

     (a) SEC Filings. Except as disclosed in Section 3.4(a) of the Parent Disclosure Letter, Parent has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed by it with the SEC since January 1, 2006 (the “Parent SEC Reports”). As of their respective dates, or, if amended or supplemented prior to the date of this Agreement, as of the date of such amendment or supplement, each Parent SEC Report (i) complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Parent SEC Reports and (ii) did not at the time it was filed (or became effective in the case of a registration statement), or if amended, supplemented or superseded by a filing prior to the date of this Agreement then on the date of such superseding filing, amendment or supplement, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

     (b) Financial Statements. Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financials”), as amended or supplemented prior to the date of this Agreement, if applicable, including each Parent SEC Report filed after the date hereof until the Closing: (i) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act), and (ii) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal year end adjustments which were not, or are not expected to be, material in amount to Parent and its Subsidiaries, taken as a whole. Except as disclosed in the Parent Financials, neither Parent nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be reflected or reserved against on a consolidated balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP, except for liabilities or obligations (1) under this Agreement or incurred in connection with the transactions contemplated hereby, (2) incurred in the ordinary course of business since March 31, 2009, or (3) that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

     3.5. Absence of Certain Changes or Events. Since the date of the Parent Balance Sheet, there has not been any Parent Material Adverse Effect. During the period from the date of the Parent Balance Sheet to the date hereof, there has not been: (i) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of Parent's capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from Employees following their termination pursuant to the terms of their pre-existing stock option or purchase agreements, or (ii) any split, combination or reclassification of any of Parent's capital stock.

     3.6. Compliance. Parent is not in default or in violation of, any Legal Requirement applicable to Parent or by which Parent or any of its business or properties is, or Parent believes is reasonably likely to be, bound or affected, or any material Contract, permit, franchise or other instrument or obligation to which Parent is a party or by which Parent or any of its business or properties is bound or affected except for those defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. No material investigation or review by any Governmental Entity is pending or, to the Knowledge of  Parent, has been threatened, against Parent. There is no judgment, injunction, order or decree binding upon Parent which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, except as would not have a Parent Material Adverse Effect.

     3.7. Litigation. There are no claims, suits, actions, judgments or proceedings pending or, to the Knowledge of Parent, threatened against Parent, before any court, governmental department, commission, agency, instrumentality or authority, or any arbitrator that seeks to (a) restrain or enjoin the consummation of the transactions contemplated hereby or (b) which would reasonably be expected, either singularly or in the aggregate with all such claims, actions, judgments or proceedings, to have a Parent Material Adverse Effect.

     3.8. Brokers’ and Finders’ Fees. Except for fees payable to Ladenburg Thalman & Co. Inc. (“Ladenburg”) pursuant to an engagement letter dated June 29, 2009 (the “Ladenburg Agreement”), Parent has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby based on actions taken by or on behalf of Parent, and Parent has not entered into any indemnification agreement or arrangement with any Person in connection with this Agreement and the transactions contemplated hereby other than pursuant to the Ladenburg Agreement.

     3.9. Disclosure. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company, at the time of the Company Stockholders’ Meeting or as of the Merger Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. The Proxy Statement/Prospectus will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations promulgated by the SEC thereunder at the time the Proxy Statement/Prospectus is mailed to the stockholders of the Company and Parent, at the time of the Company Stockholders’ Meeting and the time of the Parent Stockholders’ Meeting and as of the Merger Effective Time. The representations and warranties contained in this Section 3.9 do not and will not apply to statements included in or omitted from the Proxy Statement/Prospectus or the Registration Statement based upon information supplied by the Company for use or incorporation by reference therein (or statements regarding the Company which were required to have been included by the Company in the Proxy Statement/Prospectus or the Registration Statement and which were omitted from the information supplied by the Company).

     3.10. Board Approval. The Board of Directors of Parent, by resolutions duly adopted at a meeting of the Board of Directors of Parent duly called and held and not subsequently rescinded or modified in any way prior to the date hereof, has duly and unanimously (i) determined that the Merger is fair to, and in the best interests of, Parent and its stockholders and declared the Merger to be advisable, (ii) approved this Agreement and the transactions contemplated hereby, including the Merger, and (iii) recommended that the stockholders of Parent approve the issuance of the Convertible Notes and directed that such matter be submitted to Parent’s stockholders at a meeting called for such purpose (the “Parent Stockholders’ Meeting”).

     3.11. Fairness Opinion. Parent has received the opinion of Ladenburg, financial advisor to Parent, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair from a financial point of view to Parent.

     3.12. Parent Contracts. All “material contracts” (as such term is defined in Item 601(b)(1) of Regulation S-K of the SEC) of Parent and its subsidiaries are valid and in full force and effect except to the extent they have previously expired in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. To the Knowledge of Parent, neither Parent nor any of its Subsidiaries is currently in violation of any provision of, or is currently committing or failing to perform any act which, with or without notice, lapse of time or both would constitute a default under the provisions of, any such material contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any unresolved notification from any counterparty to any such material contract that it is currently in violation of any provision of, or is currently committing or failing to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of, any such material contract.

     3.13. No Other Company Representations. Parent represents and acknowledges that it has conducted, to its satisfaction, an independent investigation and verification of the financial statements, results of operations, assets, liabilities, properties, products, employees and past and current operations of the Company and, in making its determination to enter into this Agreement and consummate the Merger, Parent is relying and has relied only on the results of its own independent investigation and verification, and the representations and warranties of the Company expressly and specifically set forth in Article II. Parent represents and acknowledges that the representations and warranties of the Company set forth in Article II constitute the sole and exclusive representations and warranties to Parent in connection with the Merger, and Parent understands, acknowledges and agrees that all other representations and warranties of any kind or nature, express or implied, are specifically disclaimed by the Company.

ARTICLE IV
CONDUCT BY THE PARTIES PRIOR TO THE MERGER EFFECTIVE TIME

     4.1. Conduct of Business by the Company.

     (a) Ordinary Course. During the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger Effective Time, the Company shall, except as otherwise contemplated by this Agreement, to the extent that Parent shall otherwise consent in writing (including by electronic mail), or as required by applicable Legal Requirements, (i) carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, (ii) pay its material debts and Taxes when due and pay or perform other material obligations when due, in each case except with respect to those being contested in good faith by appropriate proceedings and (iii) use commercially reasonable efforts to (x) preserve substantially intact its current business organization, (y) keep available the services of its current executive officers and Employees and (z) preserve substantially intact its relationships with suppliers, licensors, licensees and others with which it has business dealings.

     (b) Required Consent. In addition, without limiting the generality of Section 4.1(a), except as permitted by the terms of this Agreement, and except as provided in Section 4.1 of the Company Disclosure Letter or as required by applicable Legal Requirements or the regulations or requirements of Nasdaq, during the period from the date hereof and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Merger Effective Time, the Company shall not do any of the following without the prior written consent of Parent (including by electronic mail):

     (i) Enter into any new line of business;

     (ii) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, capital stock, securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

     (iii) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of its capital stock;

     (iv) Issue, deliver, sell, authorize, pledge or otherwise encumber any shares of capital stock, Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or subscriptions, rights, warrants or options to acquire any shares of capital stock or Voting Debt or any securities convertible into shares of capital stock or Voting Debt, or enter into other agreements or commitments of any character obligating it to issue any such securities or rights, other than issuances of Company Common Stock upon the exercise of Company Options, warrants or other rights of the Company existing on the date hereof in accordance with their current terms;

     (v) Cause, permit or propose any amendments to the Company Charter Documents;

     (vi) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity or voting interest in or a portion of the assets of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire any assets (other than in the ordinary course of business consistent with past practice);

     (vii) Enter into any binding agreement, agreement in principle, letter of intent, memorandum of understanding or similar agreement with respect to any material joint venture, strategic partnership, collaboration, license or alliance;

     (viii) Sell, lease, license, encumber or otherwise dispose of any properties or assets (other than in the ordinary course of business consistent with past practice); provided, however, that, notwithstanding anything to the contrary contained in this Agreement: (a) the Company may sell, lease, license, encumber or otherwise dispose of its rights to the First Milestone Payment, as defined in the Assignment Agreement dated December 19, 2005, by and between Genzyme Corporation and Company, as amended through the date hereof (the “Genzyme Agreement”), provided no liabilities, contingent or otherwise, are or may be incurred by the Company pursuant to such disposition; and (b) the Company may sell, lease, license, encumber or otherwise dispose of all of its rights under the Genzyme Agreement, provided that the consideration received by the Company therefor is at least $6,200,000 and that no liabilities, contingent or otherwise, are or may be incurred by the Company pursuant to such disposition;

     (ix) Make any loans, advances or capital contributions to, or investments in, any other Person;

     (x) Except as required by GAAP, make any material change in its methods or principles of accounting since the date of the Company Balance Sheet;

     (xi) Except as required by Tax law or other applicable Legal Requirements, adopt or change any material Tax accounting method, change any Tax accounting period, make, change or revoke any material Tax election, file any amended Tax Return, settle or compromise any material Tax liability or claims, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of Taxes, enter into any Tax indemnity, Tax allocation or Tax sharing agreement, enter into any private letter ruling, closing agreement or similar ruling or agreement with respect to any Tax or surrender any right to claim a Tax refund; provided, however, that if any of the foregoing actions in this Section 4.1(b)(xi) is required by any Tax law or other applicable Legal Requirements, the Company shall promptly provide Parent with written notification (including by electronic mail) of such action;

     (xii) Amend or modify, or propose to amend or modify, or otherwise take any action under, the Company Rights Agreement except pursuant to the modifications required by this Agreement;

     (xiii) Revalue any of its assets or make any change in accounting methods, principles or practices, other than as required by GAAP or by a Governmental Entity;

     (xiv) (A) Pay, discharge, settle or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or litigation (whether or not commenced prior to the date of this Agreement), other than the payment, discharge, settlement, or satisfaction for money, of claims, liabilities, obligations or litigation (x) to the extent subject to reserves on the Company Financials existing as of the date hereof in accordance with GAAP or (y) that are accounts payable incurred in the ordinary course of business for goods and services of claims not in excess of $10,000 individually or $50,000 in the aggregate, or (B) waive the benefits of, agree to modify in any manner materially adverse to the Company, terminate, release any person from or knowingly fail to enforce any material confidentiality or similar agreement to which Company is a party or which Company is a beneficiary;

     (xv) Except as required by Legal Requirements or as required by any Company Employee Plan or Employee Agreement in existence as of the date hereof and as set forth in Section 2.12(a)(i) or 2.12(a)(ii) of the Company Disclosure Letter or in accordance with Section 4.1(a), (1) increase in any manner the amount of compensation or fringe benefits of, pay any bonus or special remuneration (cash, equity or otherwise) to or grant severance or termination pay to any Employee, consultant or director of the Company, (2) make any increase in or commitment to increase the benefits payable under or the Company’s obligations with respect to any Company Employee Plan or Employee Agreement (including any severance plan), adopt or amend or make any commitment to adopt or amend any Company Employee Plan or Employee Agreement or make any contribution, other than regularly scheduled contributions or contributions required by the terms of the Company Employee Plan as in effect as of the date hereof, to any Company Employee Plan, (3) except as otherwise provided herein, waive any stock repurchase rights, accelerate, amend or change the vesting terms or the period of exercisability of Company Options, or reprice any Company Options or authorize cash payments in exchange for any Company Options, (4) enter into any employment, severance, termination or indemnification agreement with any Employee or enter into any collective bargaining agreement, (5) make any oral or written commitment with respect to any material aspect of any Company Employee Plan or Employee Agreement unless such commitment is either in accordance with the existing written terms and provision of such Company Employee Plan or Employee Agreement or in accordance with the provisions of this Agreement, (6) grant any stock appreciation right, phantom stock award, stock-related award or performance award (whether payable in cash, shares or otherwise) to any Person (including any Employee) or (7) enter into any agreement with any Employee the benefits of which are (in whole or in part) contingent or the terms of which are materially altered upon the occurrence of a transaction involving the Company of the nature contemplated hereby;

     (xvi) Grant or modify any rights with respect to any Company Intellectual Property;

     (xvii) Enter into, or renew, any Contracts;

     (xviii) Enter into any agreement or commitment the effect of which would be to grant to a third party following the Merger any actual or potential right of license to any material Intellectual Property owned by Parent (excluding for the avoidance of doubt, the Company);

     (xix) Hire Employees;

     (xx) Terminate any Employees of the Company or take actions that are reasonably calculated to cause any Employees of the Company to resign, in each case other than (x) in the ordinary course of business or (y) for cause or poor performance (in either case in accordance with the Company’s past practices);

     (xxi) Make any representations or issue any communications (including electronic communications) to Employees that are inconsistent with this Agreement or the transactions contemplated hereby, including any representations regarding offers of employment or other benefits from Parent;

     (xxii) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of any other Person or enter into any arrangement having the economic effect of any of the foregoing;

     (xxiii) Make any individual payments in excess of $10,000 or series of related payments in the aggregate in excess of $50,000 outside of the ordinary course of business or make or commit to make any capital expenditures in excess of $10,000 individually or $50,000 in the aggregate, except in each case as otherwise required by a pre-existing contractual obligation;

     (xxiv) Modify or amend in a manner adverse in any material respect to the Company, or terminate any Company Scheduled Contract currently in effect, or waive, release or assign any material rights or claims thereunder, in each case, in a manner adverse in any material respect to the Company;

     (xxv) Take any action to exempt or make not subject to (i) the provisions of Section 203 of the DGCL; (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares or (iii) the Company Rights Agreement, any Person (other than Parent or Merger Sub and any other Subsidiary of Parent) or any action taken thereby, which Person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

     (xxvi) Enter into any Contract requiring the Company to make any payment in excess of $10,000 individually or $50,000 in the aggregate if the Company were to be dissolved and liquidated;

     (xxvii) file a certificate of dissolution; or

     (xxviii) Agree in writing or otherwise to take any of the actions described in clauses (i) through (xxvii) above.

     For the avoidance of doubt, and notwithstanding anything to the contrary herein, none of the foregoing restrictions in clauses (i) through (xxviii) above shall in any way limit the Company’s ability to perform its obligations under Section 1.6(b) of this Agreement.

     (c) Liquidation of Marketable Securities. The Company covenants and agrees that, from the date of this Agreement and continuing until the earlier of the Merger Effective Time and the termination of this Agreement, it shall use its commercially reasonable efforts to sell and otherwise liquidate for cash all marketable securities, including corporate debt securities, federal agency obligations, asset-backed securities, U.S. treasuries, and municipal bonds, prior to the Merger Effective Time at amounts greater than or equal to the fair market value of such securities; it being understood and agreed that in all cases the Company shall sell and otherwise liquidate for cash all such securities prior to the Merger Effective Time. Parent and Company understand and agree that any breach of this Section 4.1(c) shall be deemed a material breach of this Agreement for purposes of Article VII.

     (d) Financial Statements and Options. The Company covenants and agrees that, from the date of this Agreement and continuing until the earlier of the Merger Effective Time and the termination of this Agreement, within 15 days of the end of each month, it shall provide to Parent monthly unaudited financial statements of the Company, including an unaudited balance sheet and a schedule showing all marketable securities and restricted investments of the Company (on an individual basis). The Company covenants and agrees that, from the date of this Agreement and continuing until the earlier of the Merger Effective Time and the termination of this Agreement, within 15 days of the end of each month and also within three days of the Company Stockholders’ Meeting, it shall provide to Parent an update to Section 2.2(a)(i) of the Company Disclosure Letter.

     4.2. Conduct of Business by Parent. Parent covenants and agrees that, from the date of this Agreement and continuing until the earlier of the Merger Effective Time and the termination of this Agreement, except as expressly permitted by this Agreement, as set forth in Section 4.2 of the Parent Disclosure Letter, as required by law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent, or to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), it shall (i) use commercially reasonable efforts to preserve substantially intact its current business organization, (ii) pay its material debts and Taxes when due and pay or perform other material obligations when due, in each case except with respect to those being contested in good faith by appropriate proceedings and (iii) use commercially reasonable efforts to keep available the services of its current executive officers.

ARTICLE V
ADDITIONAL AGREEMENTS

     5.1. Proxy Statement/Prospectus; Registration Statement.

     (a) As promptly as practicable after the execution of this Agreement, Parent and the Company will prepare and file the Proxy Statement/Prospectus, and Parent will prepare and file with the SEC the Registration Statement in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company shall provide promptly to the other such information concerning its business affairs and financial statements as, in the reasonable judgment of the providing party or its counsel, may be required or appropriate for inclusion in the Proxy Statement/Prospectus and the Registration Statement pursuant to this Section 5.1, or in any amendments or supplements thereto, and shall cause its counsel and auditors to cooperate with the other’s counsel and auditors in the preparation of the Proxy Statement/Prospectus and the Registration Statement. Each of Parent and the Company will respond to any comments from the SEC, and will use all commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable, and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the transactions contemplated hereby. Each of Parent and the Company shall furnish to each other all information concerning it and the holders of its capital stock as the other party may reasonably request in connection with the preparation of the Proxy Statement/Prospectus and the Registration Statement in which the Proxy Statement/Prospectus will be included. Each of Parent and the Company will notify the other promptly upon the receipt of any comments from the SEC or its staff in connection with the filing of, or amendments or supplements to, the Registration Statement and/or the Proxy Statement/Prospectus. Parent shall promptly inform the Company if, at any time prior to the Merger Effective Time, any event or circumstance relating to Parent, any Subsidiary of Parent or Merger Sub, or any of their respective officers or directors, becomes known to or is otherwise discovered by Parent that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus or the Registration Statement. Each party shall promptly inform the other party hereto if, at any time prior to the Merger Effective Time, any event or circumstance relating to the Company or Parent becomes known to or is otherwise discovered by such party that should be set forth in an amendment or a supplement to the Proxy Statement/Prospectus or the Registration Statement. Except in connection with any Change in Recommendation in accordance with Section 5.3(d) and other than pursuant to Rule 425 of the Securities Act with respect to releases made in compliance with Section 5.5 of this Agreement, no amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement, nor any response to any comments or inquiry from the SEC with respect to such filings, will be made by the Company or Parent without the approval of the other party, which approval shall not be unreasonably withheld, conditioned or delayed (it being understood that it shall be unreasonable to withhold consent with respect to any amendment or supplement to the Proxy Statement/Prospectus or Registration Statement to the extent such amendment or supplement is required to be included therein so that the Proxy Statement/Prospectus or Registration Statement will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading as may be required by Rule 10b-5 or Rule 14a-9 under the Exchange Act or Section 11 or Section 12 of the Securities Act); provided, however, that the Company shall not make a Change of Recommendation except in accordance with the terms of Section 5.3(d). The Company and Parent each will advise the other promptly after it receives notice of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, the suspension of the qualification of the Convertible Notes or the shares of Parent Common Stock issuable thereunder for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. Each of the parties hereto shall cause the Proxy Statement/Prospectus and the Registration Statement to comply as to form and substance as to such party in all material respects with the applicable requirements of (i) the Securities Act, (ii) the Exchange Act and (iii) the rules and regulations of Nasdaq.

     5.2. Meetings of Company Stockholders and Parent Stockholders; Board Recommendations.

     (a) Meeting of Company Stockholders. Promptly after the Registration Statement is declared effective by the SEC under the Securities Act, in accordance with Section 5.1, the Company will take all action necessary in accordance with the DGCL and the Company Charter Documents to cause the Proxy Statement/Prospectus to be mailed to its stockholders and to call, hold and convene the Company Stockholders’ Meeting to adopt this Agreement to be held as promptly as practicable. The Company shall ensure that the Company Stockholders’ Meeting is called, noticed, convened, held and conducted and that all proxies solicited by the Company in connection with the Company Stockholders’ Meeting, are solicited, in compliance with the DGCL, the Company Charter Documents, the rules of Nasdaq, this Agreement and all other applicable Legal Requirements.

     (b) Meeting of Parent Stockholders. Promptly after the Registration Statement is declared effective by the SEC under the Securities Act, in accordance with Section 5.1, Parent will take all action necessary in accordance with the DGCL and the Parent Charter Documents to cause the Proxy Statement/Prospectus to be mailed to its stockholders and to call, hold and convene the Parent Stockholders’ Meeting to adopt this Agreement and approve the issuance of the Convertible Notes contemplated hereunder to be held as promptly as practicable. Parent shall ensure that the Parent Stockholders’ Meeting is called, noticed, convened, held and conducted and that all proxies solicited by Parent in connection with the Parent Stockholders’ Meeting are solicited, in compliance with the DGCL, the Parent Charter Documents, the rules of Nasdaq, this Agreement and all other applicable Legal Requirements.

     (c) Adjournment of Company Stockholders’ Meeting and Parent Stockholders’ Meeting. Notwithstanding anything to the contrary contained in this Agreement, the Company and Parent may adjourn or postpone the Company Stockholders’ Meeting or the Parent Stockholders’ Agreement, respectively, to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement/Prospectus is provided to its stockholders in advance of the vote to be taken at such meeting or, if as of the time for which the Company Stockholders’ Meeting or Parent Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement/Prospectus) there are insufficient shares of Company Common Stock or Parent Common Stock represented (either in person or by proxy), respectively, to constitute a quorum necessary to conduct the business of the applicable meeting.

     (d) Board Recommendations.

     (i) Subject to Section 5.3(d): (A) the Board of Directors of the Company shall recommend (the “Company Board Recommendation”) that its stockholders vote in favor of adoption of this Agreement at the Company Stockholders’ Meeting and subject to Section 5.3(d), shall reaffirm (publicly, if so requested) the Company Board Recommendation within ten (10) calendar days after Parent requests in writing that the Board of Directors of Company affirm such recommendation; (B) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of the Company has made the Company Board Recommendation; and (C) neither the Board of Directors of the Company nor any committee thereof shall withdraw, amend or modify, or publicly propose or resolve to withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation.

     (ii) (A) The Board of Directors of Parent shall recommend (the “Parent Board Recommendation”) that its stockholders vote in favor of the Merger Agreement and the issuance of the Convertible Notes contemplated thereunder at the Parent Stockholders’ Meeting and shall reaffirm (publicly, if so requested) the Parent Board Recommendation within ten (10) calendar days after the Company requests in writing that the Board of Directors of Parent affirm such recommendation, (B) the Proxy Statement/Prospectus shall include a statement to the effect that the Board of Directors of Parent has made the Parent Board Recommendation and (C) neither the Board of Directors of Parent nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify in a manner adverse to the Company, the Parent Board Recommendation.

     5.3. Acquisition Proposals.

     (a) No Solicitation. (a) From the date hereof until the earlier of the Closing and the date this Agreement is terminated pursuant to Section 7.1, except to the extent permitted by this Section 5.3, the Company and its directors and officers shall not, and the Company shall instruct its Employees, agents and representatives (including any investment banker, attorney or accountant retained by it) not to, directly or indirectly: (A) (1) initiate, solicit or knowingly encourage (including by way of providing information), (2) engage in any discussions or negotiations with any Third Party regarding, (3) knowingly cooperate with or knowingly assist any Third Party in connection with, or (4) knowingly facilitate, the making by any Third Party of any inquiry, proposal or offer that constitutes or that would reasonably be expected to lead to an Acquisition Proposal from such Third Party; or (B) withdraw or modify the Company Board Recommendation in a manner adverse to Parent. As of the date hereof, the Company shall immediately cease and cause to be terminated any activities conducted theretofore by the Company and its directors, officers, Employees, agents or representatives with respect to any Acquisition Proposal that, if conducted after the date hereof, would otherwise be a violation of this Section 5.3. The Company agrees that it will promptly request each Person that has entered into a confidentiality agreement with the Company in connection with its consideration of an Acquisition Proposal to return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company, consistent with any confidentiality or nondisclosure agreement entered into between the Company and such Person.

     (b) Notification of Unsolicited Acquisition Proposals.

     (i) The Company shall notify Parent promptly (but in no event later than one Business Day) after it obtains Knowledge of the receipt by the Company (or any of its representatives) of any Acquisition Proposal, any inquiry, offer or proposal that the Company determines in good faith would reasonably be expected to lead to an Acquisition Proposal, or any request for non-public information relating to the Company or for access to the business, properties, assets, books or records of the Company by any Person that relates to an Acquisition Proposal or that the Company determines in good faith would reasonably be expected to lead to an Acquisition Proposal. In such notice, the Company shall identify the Person making, and (if applicable) the material terms and conditions of, any such Acquisition Proposal, inquiry, offer, proposal or request. The Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status and material terms of any such Acquisition Proposal, inquiry, offer, proposal or request, including (if applicable) any material amendments or proposed amendments as to price and other material terms thereof.

     (ii) The Company shall promptly, following a determination by its Board of Directors that an Acquisition Proposal is a Superior Offer, notify Parent of such determination.

     (c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.3(a), in the event that the Company receives a bona fide written Acquisition Proposal from a Third Party not solicited in violation of Section 5.3(a) that its Board of Directors in good faith concludes (after consultation with its outside legal counsel and its financial advisor), is, or could reasonably be expected to lead to, a Superior Offer, the Company may then take the following actions (but only if the Board of Directors of the Company concludes in good faith, after consultation with outside legal counsel, that the failure to do so could reasonably be expected to result in a breach of its fiduciary obligations under applicable Legal Requirements):

     (i) Furnish non-public information to the third party making such Acquisition Proposal, provided that (A) (1) within 24 hours of furnishing any such non-public information to such party, the Company gives Parent written notice that it has (or intends to) furnish such non-public information and (2) the Company receives from the third party an executed confidentiality agreement containing standstill terms and limitations on the use and disclosure of information furnished to such third party on the Company's behalf, the terms of which are no less favorable to the Company than those contained in the Confidentiality Agreement and (B) within the same day as furnishing any such non-public information to such third party, the Company furnishes such non-public information to Parent (to the extent such non-public information has not been previously so furnished);

     (ii) Engage in discussions or negotiations with the third party with respect to the Acquisition Proposal, provided that within 24 hours of entering into discussions or negotiations with such third party, the Company gives Parent written notice that it has (or intends to) enter into discussions or negotiations with such third party; and

     (iii) To the extent permitted pursuant to and in compliance with Article VII (including Section 7.3), enter into a binding written agreement concerning a transaction that constitutes a Superior Offer.

     (d) Change of Recommendation.

     (i) At any time prior to the adoption of this Agreement by the Required Company Stockholders, the Board of Directors of the Company may take the actions prohibited by clause (i)(C) of Section 5.2(d) (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the Proxy Statement/Prospectus pursuant to clause (i)(B) of Section 5.2(d)) if the Board of Directors of the Company determines in good faith (after consultation with its outside legal counsel) that the failure to take such action could reasonably be expected to result in a breach of its fiduciary duties under applicable Legal Requirements; provided, however, that the Company shall have, at least three (3) days prior to taking such action, provided to Parent written notice that shall state that the Company intends to take such action.

     (ii) In response to the receipt of a Superior Offer, the Board of Directors of the Company may (A) withhold, withdraw, amend or modify the Company Board Recommendation, (B) approve, endorse or recommend any Acquisition Proposal, (C) to the extent permitted by Article VII enter into a binding written agreement concerning an Acquisition Proposal and (D) in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, recommend that its stockholders accept the tender or exchange offer (and in each case modify accordingly the statement of the Company’s Board of Directors included or to be included in the Proxy Statement/Prospectus pursuant to clause (i)(B) of Section 5.2(d)) (any of the foregoing actions in response to the receipt of a Superior Offer, whether by the Board of Directors of the Company or a committee thereof, a “Change of Recommendation”), if all of the following conditions are met:

     (1) A Superior Offer has been made and has not been withdrawn;

     (2) This Agreement shall not have been adopted at the Company Stockholders’ Meeting;

     (3) The Company shall have (A) at least three (3) days prior to a Change of Recommendation, provided to Parent written notice which shall state (1) that the Company has received such Superior Offer, (2) the material terms and conditions of such Superior Offer and the identity of the Person or group making the Superior Offer and (3) that the Company intends to effect a Change of Recommendation and the manner in which it intends to do so, and (B) complied with its obligations pursuant to Section 5.3(b) and Section 5.3(c)(i) in connection with such Superior Offer;

     (4) The Board of Directors of the Company concludes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer, the failure of the Board of Directors to effect a Change of Recommendation could reasonably be expected to result in a breach of fiduciary duties to its stockholders under applicable Legal Requirements; and

     (5) The Company shall not have materially breached (directly or indirectly) any of the provisions set forth in Section 5.2 or this Section 5.3, as applicable, with respect to obtaining such Superior Offer and which breach is continuing.

     (e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, unless and until this Agreement is terminated by the Company pursuant to Article VII: (i) the obligation of the Company to call, give notice of, convene and hold the Company Stockholders’ Meeting shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal or by any Change of Recommendation; and (ii) the Company shall not submit to the vote of its stockholders any Acquisition Proposal.

     (f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any communication to the stockholders of the Company pursuant to Rule 14d-9(f) and the Exchange Act; provided, however, in each case, that the content of any such disclosure shall be governed by the terms of this Agreement. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.3(d).

     5.4. Confidentiality; Access to Information; No Modification of Representations, Warranties or Covenants.

     (a) Confidentiality. The parties acknowledge that the Company and Parent have previously executed a Confidentiality Agreement effective as of March 4, 2009, as amended, attached hereto as Exhibit E (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and each of Parent and the Company will hold, and will use commercially reasonable efforts to cause its respective directors, officers, Employees, agents and advisors (including attorneys, accountants, consultants, bankers and financial advisors) to comply with the terms and provisions of the Confidentiality Agreement.

     (b) Access to Information. Except as could reasonably be expected to cause a waiver of the attorney-client privilege (provided, however, that the parties agree to use commercially reasonable efforts to enter into a joint defense agreement if they determine that doing so could permit the disclosure of the following information without the waiver of such attorney-client privilege), each of the Company and Parent will afford the other party and the other party’s accountants, counsel and other representatives reasonable access, upon reasonable prior notice, during normal business hours to its properties, contracts, books, records and personnel and other documents and data during the period prior to the Merger Effective Time and furnish such other information concerning its business, properties, results of operations and personnel, as the other party may reasonably request; provided, however, that the Company and Parent may restrict the foregoing access to the extent that any Legal Requirement of any Governmental Entity applicable to such party requires it to restrict or prohibit access to any such properties or information.

     (c) No Modification of Representations and Warranties or Covenants. No information or knowledge obtained in any investigation or notification pursuant to this Section 5.4, Section 5.6 or Section 5.7 shall affect or be deemed to modify any representation or warranty contained herein, the covenants or agreements of the parties hereto or the conditions to the obligations of the parties hereto to consummate and effect the Merger under this Agreement.

     5.5. Public Disclosure. Without limiting any other provision of this Agreement, Parent and the Company will consult with each other before issuing, and provide each other the opportunity to review, comment upon and concur with, and use all commercially reasonable efforts to agree on any press release or public statement with respect to this Agreement and the transactions contemplated hereby, including the Merger, and will not issue any such press release or make any such public statement prior to such consultation and (to the extent practicable) agreement, except as may be required by applicable Legal Requirements, any listing agreement with Nasdaq, any other applicable national securities exchange or market or in connection with a Change of Recommendation permitted pursuant by Section 5.3(d). The parties have agreed to the text of the joint press release announcing the signing of this Agreement. The Parent and the Company shall hold a joint conference call immediately after the issuance of such press release.

     5.6. Commercially Reasonable Efforts. Each of the Company and Parent shall, and shall cause their respective controlled affiliates to, cooperate in good faith and use their commercially reasonable efforts to undertake any reasonable actions required to lawfully complete the Merger and the transactions contemplated hereby. Notwithstanding the foregoing, neither the Company nor Parent shall be required to take (and, for the avoidance of doubt, neither the Company nor Parent shall take without the other party’s consent) any action which (x) is reasonably likely to have a material adverse effect on the condition (financial or otherwise), business, assets, liabilities or results of operations of either Parent (or any of its Subsidiaries), the Company or the Surviving Corporation, taken individually or in the aggregate, (any such action, a “Burdensome Condition”) or (y) is not conditioned on the consummation of the Merger.

     5.7. Notification of Certain Matters.

     (a) By the Company. The Company shall give prompt notice to Parent of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate, or any failure of the Company to comply with or satisfy in any material respect any covenant or agreement required to be complied with or satisfied by it under this Agreement at or prior to the Closing, in each case, such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied. The Company shall also provide prompt notice to Parent upon entering into a definitive written agreement to effectuate a Superior Offer.

     (b) By Parent. Parent shall give prompt notice to the Company of any representation or warranty made by it or Merger Sub contained in this Agreement becoming untrue or inaccurate, or any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant or agreement required to be complied with or satisfied by either of them under this Agreement at or prior to the Closing, in each case, such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied.

     (c) From the date of this Agreement until the Merger Effective Time, each of Parent and the Company shall promptly notify the other in writing after learning of any pending or, to the Knowledge of Parent or the Company (as the case may be), threatened action, suit, arbitration or other proceeding or investigation by any Governmental Entity or any other Person (x) challenging or seeking material damages in connection with the Merger or the transactions contemplated hereby or (y) seeking to restrain or prohibit the consummation of the Merger or otherwise limit in any material respect the right of Parent or any Subsidiary of Parent to own or operate all or any portion of the businesses or assets of the Company following the Merger Effective Time.

     5.8. Third Party Consents. The Company and Parent shall give (or Parent shall cause its Subsidiaries to give) any notices to third parties, and use, and Parent shall cause its Subsidiaries to use, commercially reasonable efforts to obtain any third party consents, (A) necessary, proper or advisable to consummate the transactions contemplated in this Agreement, (B) required to be disclosed in the Company Disclosure Letter or the Parent Disclosure Letter, as applicable, or (C) required to prevent a Company Material Adverse Effect from occurring prior to or after the Merger Effective Time or a Parent Material Adverse Effect from occurring prior to or after the Merger Effective Time; provided, however, that the Company and Parent shall coordinate and cooperate in determining whether any actions, consents, approvals or waivers are required to be obtained from parties to any Company Scheduled Contracts in connection with the consummation of the Merger and seeking any such actions, consents, approvals or waivers; provided, further, that in no event shall any party hereto be required to pay prior to the Merger Effective Time, and shall not pay or commit to pay without Parent’s consent, a material amount in respect of, any fee, penalty or other consideration to any person to obtain any such consent, approval or waiver.

     5.9. Employee Benefit Matters; Continuation of Employment of Company Employees.

     (a) Employee Benefit Matters. Effective immediately before the Merger Effective Time, the Company shall terminate its 401(k) plan (unless Parent provides written notice to the Company at least five Business Days prior to the Closing Date that such 401(k) plan shall not be terminated), including any cash or deferred arrangement within the meaning of Section 401(k) of the Code (a “401(k) Plan”). Unless Parent provides any such written notice to the Company, the Company shall provide Parent with a certificate of the secretary of the Company that the Company’s 401(k) plan has been terminated (or will be terminated effective no later than immediately before the Merger Effective Time) pursuant to resolutions of the Company’s Board of Directors and any other necessary corporate action. The form and substance of such resolutions shall be subject to review and approval of Parent and its counsel (such review to be timely and not unreasonably withheld). The Company also shall take such other actions in furtherance of terminating such Company Employee Plan(s) as Parent may reasonably require. In the event that distribution or rollover of assets from the trust or custodial account of a 401(k) Plan which is terminated is reasonably anticipated to trigger liquidation charges, surrender charges or other fees to be imposed upon the account of any participant or beneficiary of such terminated plan or upon the Company or plan sponsor, then the Company shall take such actions as are necessary to reasonably estimate the amount of such charges and/or fees and provide such estimate in writing to Parent as soon as possible following the date of this Agreement.

     (b) Continuation of Employment of Company Employees. Nothing contained herein, whether expressed or implied, shall confer upon any current or former Employee of the Company or upon any representative of any such person, or upon any collective bargaining agent, any rights or remedies, including any third party beneficiary rights of any right to employment or continued employment for any specified period, of any nature or kind whatsoever under or by reason of this Agreement. Parent or any of its Subsidiaries shall have the right to terminate the employment of any of the Company’s Employees for any reason or no reason.

     (c) Adoption or Amendment of Employee Benefit Plans. No provision of this Agreement shall be deemed to be the adoption of, or an amendment to, any “employee benefit plan,” as that term is defined in Section 3(3) of ERISA, or otherwise to limit the right of the Company or the Parent or any Subsidiary of the Parent to amend, modify or terminate any such employee benefit plan.

     5.10. Nasdaq Listing. Prior to the Merger Effective Time, Parent agrees to use its commercially reasonable efforts to authorize for listing on Nasdaq the shares of Parent Common Stock required to be reserved for issuance in connection with the issuance of the Convertible Notes.

     5.11. Indemnification and Insurance. (a) Except for the release agreements set forth in Exhibit F, Parent agrees that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Merger Effective Time, whether asserted or claimed prior to, at or after the Merger Effective Time, now existing in favor of the current or former directors or officers, as the case may be, of the Company as provided in their respective certificates of incorporation or bylaws or other organization documents or in any indemnification agreement set forth in Section 5.11 of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect.

     (b) Except with respect to the subject matter of the release agreements set forth in Exhibit F, from and after the Merger Effective Time, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, or officer of the Company (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) against any costs or expenses (including advancing reasonable attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Legal Requirements), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred before the Merger Effective Time, including acts or omissions in connection with such person serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company. An Indemnified Party shall notify the Surviving Corporation in writing promptly upon learning of any claim, action, suit, proceeding, investigation or other matter in respect of which such indemnification may be sought. The Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of, including the investigation of, and corrective action required to be undertaken in response to, any litigation, claim or proceeding relating to any acts or omissions covered under this Section 5.11 with counsel reasonably selected by it. Notwithstanding anything to the contrary, in no event shall the Surviving Corporation be liable for any settlement or compromise effected without its written consent.

     (c) Prior to the Merger Effective Time, the Company shall purchase, and, following the Merger Effective Time, the Surviving Corporation shall maintain, a fully pre-paid six (6)-year “tail” policy to the current policy of directors’ and officers’ liability insurance maintained as of the date hereof by the Company (the “Current Policy”), which tail policy shall cover a period from the Merger Effective Time through and including the date which is the sixth (6th) anniversary of the Closing Date with respect to claims arising from facts or events that existed or occurred prior to or at the Merger Effective Time, and which tail policy shall contain the same coverage (including the scope and amount thereof) as, and contain terms and conditions that are equivalent to, the coverage set forth in the Current Policy; provided that in no event shall the Company expend in excess of the amounts set forth in Section 8.1(b)(iii) of the Company Disclosure Letter (the “Maximum Amount”) to procure insurance coverage pursuant hereto without the prior written consent of the Company. If the Company is unable to maintain or obtain the insurance called for by this paragraph, the Company shall obtain as much comparable insurance as available for the Maximum Amount. The Indemnified Parties may be required to make reasonable application and provide reasonable and customary representations and warranties to applicable insurance carriers for the purpose of obtaining such insurance.

     (d) The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organization documents of the Company or the Surviving Corporation, any other indemnification agreement or arrangement set forth in Section 5.11 of the Company Disclosure Letter or the DGCL. The provisions of this Section 5.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

     5.12. Section 16 Matters. Prior to the Merger Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Legal Requirements) to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

     5.13. Company Rights Agreement; State Takeover Laws.

     (a) The Company covenants and agrees that unless and until the earlier of the termination of this Agreement pursuant to its terms or the Merger Effective Time, except in connection with the Company entering into a binding written agreement concerning an Acquisition Proposal that is a Superior Offer, it will not (i) redeem the Company Rights, (ii) amend the Company Rights Agreement or (iii) take any action which would allow any Person (as defined in the Company Rights Agreement) other than Parent, Merger Sub or any other Subsidiary of Parent to acquire beneficial ownership (for purposes of this Section 5.13, as defined in the Company Rights Agreement) of 20% or more of the Shares (other than any Person or group that already owns 20% or more of the Shares on the date hereof) without causing a Distribution Date or a Transaction (as each such terms are defined in the Company Rights Agreement) to occur. The Company’s Board of Directors shall not make a determination that Parent, Merger Sub or any of their respective affiliates or associates, directors, officers or Employees is an “Acquiring Person” for purposes of the Company Rights Agreement by reason of the entering into of this Agreement or the consummation of the Merger or the other transactions contemplated hereby.

     (b) If any “control share acquisition,” “fair price,” “business combination” or other anti-takeover laws becomes or is deemed to be applicable to the Company, Parent, Merger Sub or the Merger, including the acquisition of share of the Company Common Stock pursuant thereto, or any other transaction contemplated by this Agreement, then the Company’s Board of Directors shall take all action necessary to render such law inapplicable to the foregoing.

     5.14. Resignations. The Company shall use commercially reasonable efforts to cause each director of the Company to deliver to Parent written resignations from such position as director, effective at or before the Merger Effective Time.

     5.15. Labor Matters. The Company shall comply with all notice or other obligations under the Worker Adjustment and Retraining Notification Act or similar state or local law in connection with any terminations at or before the Merger Effective Time.

     5.16. Releases.

     (a) The Company shall obtain executed release agreements in the form of Exhibit F from the Company’s directors (other than John K.A. Prendergast), Kenneth Chahine, Priscilla DeVries, Kirk Johnson and Andrew A. Sauter no later than August 24, 2009. For the avoidance of doubt, failure to obtain such release agreements shall constitute a material breach of this Agreement.

     (b) The Company shall use commercially reasonable efforts to obtain, prior to the Closing, executed release agreements in the form of Exhibit F from the Company’s officers as well as participants in the Avigen, Inc. Management Transition Plan, effective July 15, 1998, as last amended October 30, 2008 (it being understood that obtaining such consents shall not be a condition to the Closing). The Company also shall use commercially reasonable efforts to obtain executed releases in the form of Exhibit F from Priscilla DeVries, Kirk Johnson and Andrew A. Sauter dated as of the Closing Date.

     5.17. Management Transition Plan. The Company shall amend, or cause to be amended, the Avigen, Inc. Management Transition Plan, effective July 15, 1998, as last amended October 30, 2008, in substantially the form of Exhibit G. For the avoidance of doubt, failure to adopt such amendment shall constitute a material breach of this Agreement.

ARTICLE VI
CONDITIONS TO CLOSING

     6.1. Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions, any of which may be waived, in writing, by mutual agreement of Parent and the Company to the extent permitted by applicable Legal Requirements:

     (a) Stockholder Approvals. The adoption of this Agreement shall have been approved by the Required Company Stockholders, and the adoption of this Agreement and the issuance of the Convertible Notes contemplated hereunder shall have been approved by the Required Parent Stockholders.

     (b) No Violation of Legal Requirements. No Governmental Entity of competent jurisdiction shall have issued an order, decree, injunction or other order or ruling (whether temporary, preliminary or permanent) which (i) is in effect and (ii) has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger, where the violation of such order, decree or ruling that would occur if the Merger were consummated would have a Company Material Adverse Effect or a Parent Material Adverse Effect.

     (c) Registration Statement Effective; Proxy Statement/Prospectus. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and be pending, and no proceeding for that purpose shall have been initiated by the SEC and be pending.

     6.2. Additional Conditions to the Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Merger Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

     (a) Parent Representations and Warranties. All representations and warranties of Parent and Merger Sub contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made as of the Closing Date (except to the extent that any such representation and warranty by its terms speaks as of the date of this Agreement or another specified date, in which case such representation and warranty shall have been true and correct as of such date); provided, however, that (i) in determining the accuracy of such representations and warranties for purposes of this Section 6.2(a), all materiality qualifications that are contained in such representations and warranties that limit the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in the representations and warranties of Parent and Merger Sub shall be disregarded unless all of such inaccuracies, considered collectively, shall have had, and shall continue to have, a Parent Material Adverse Effect.

     (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by Parent or Merger Sub on or prior to the Merger Effective Time, and the Company shall have received a certificate with respect to the foregoing signed on behalf of Parent, with respect to the covenants of Parent, by an authorized executive officer of Parent and a certificate with respect to the foregoing signed on behalf of Merger Sub, with respect to the covenants of Merger Sub, by an authorized executive officer of Merger Sub.

     (c) Material Adverse Effect. There shall not have occurred any fact, circumstance, event, change, effect or occurrence that has had or is reasonably likely to have a Parent Material Adverse Effect since the date hereof that is continuing.

     (d) No Governmental Restriction. There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent, the Company, Parent’s Subsidiaries or any of their respective affiliates to effect or agree to a Burdensome Condition.

     (e) Trust Agreement; Indenture; CPR Agreement; Escrow Agreement. Parent has entered into the Trust Agreement pursuant to which an amount equal to the First Payment Consideration multiplied by the sum of (A) the number of shares for which a Convertible Notes Election is made and (B) one-half of the number of Non-Election Shares shall be deposited with Citibank, N.A. or another financial institution selected by Parent and reasonably acceptable to Company simultaneous with the Merger Effective Time. Parent has entered into the Indenture, CPR Agreement and Escrow Agreement, each dated as of the Closing Date.

     (f) Nasdaq Listing. The shares of Parent Common Stock required to be reserved for issuance in connection with the issuance of the Convertible Notes shall have been duly authorized for listing on Nasdaq, subject to official notice of issuance.

     6.3. Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Merger Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Parent and Merger Sub:

     (a) Company Representations and Warranties. Except as set forth in the following sentence, all representations and warranties of the Company contained in this Agreement shall have been true and correct as of the date hereof and shall be true and correct as of the Closing Date as if made as of the Closing Date (except to the extent that any such representation and warranty by its terms speaks as of the date of this Agreement or another specified date, in which case such representation and warranty shall have been true and correct as of such date); provided, however, that (i) in determining the accuracy of such representations and warranties for purposes of this Section 6.3(a), all materiality qualifications that are contained in such representations and warranties that limit the scope of such representations and warranties shall be disregarded; and (ii) any inaccuracies in the representations and warranties of the Company shall be disregarded unless all of such inaccuracies, considered collectively, shall have had, and shall continue to have, a Company Material Adverse Effect. The representations and warranties of the Company set forth in Section 2.2(a)(i) be true and correct as of the Closing Date (giving effect to any modifications to Section 2.2(a)(i) of the Company Disclosure Letter pursuant to Section 4.1(d) hereof and subject to a de minimis deviation of up to 15,000 shares of Company Common Stock) as if made as of the Closing Date.

     (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing, and Parent and Merger Sub shall have received a certificate to such effect signed on behalf of the Company by an authorized executive officer of the Company.

     (c) Material Adverse Effect. There shall not have occurred any fact, circumstance, event, change, effect or occurrence that has had or is reasonably likely to have a Company Material Adverse Effect since the date hereof that is continuing.

     (d) No Governmental Restriction. There shall not be any pending suit, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which restraint or prohibition if obtained would cause the condition set forth in Section 6.1(b) to not be satisfied or (ii) seeking to require Parent, the Company, Parent’s Subsidiaries or any of their respective affiliates to effect or agree to a Burdensome Condition.

     (e) Non-USRPHC Certificate. Parent shall have received from the Company (i) a properly executed statement, dated as of the Closing Date, stating under penalties of perjury that the Company is not, and has not been, a “United States real property holding corporation” as defined in Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code, in form and substance reasonably acceptable to Parent, and (ii) proof reasonably satisfactory to Parent that the Company has provided notice of such verification to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

     (f) Releases. The releases required under Section 5.16(a) hereof shall have become effective and not been revoked.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

     7.1. Termination. Subject to the terms and conditions of this Agreement (including Section 7.3), this Agreement may be terminated at any time prior to the Merger Effective Time:

     (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company;

     (b) by either the Company or Parent if the Merger shall not have been consummated by April 20, 2010 (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party (i) whose (or whose affiliate’s) action or failure to act has been a principal cause of or primarily resulted in the failure of Merger to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement or (ii) that (or whose affiliate) is in material breach of this Agreement;

     (c) by either the Company or Parent if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action (including the failure to have taken an action) having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

     (d) by either the Company or Parent if the approval of the adoption of this Agreement by the Required Company Stockholders shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

     (e) by either the Company or Parent if the approval of the Merger and the issuance of the Convertible Notes contemplated hereunder by the Required Parent Stockholders shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

     (f) by Parent, if (i) any representation or warranty of the Company set forth in this Agreement shall have been breached or become untrue or the Company has breached any covenant or agreement of the Company set forth in this Agreement, (ii) such breach or untruth is not cured within 30 days after receipt by the Company of written notice from Parent (provided, however, that such 30-day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.3 incapable of being satisfied by the End Date; provided that Parent is not then in breach of its respective representations and warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied by the End Date;

     (g) by the Company, if (i) any representation or warranty of Parent or Merger Sub set forth in this Agreement shall have been breached or become untrue or Parent or Merger Sub has breached any covenant or agreement of Parent or Merger Sub set forth in this Agreement, (ii) such breach or untruth is not cured within 30 days after receipt by Parent of written notice from the Company (provided, however, that such 30-day period shall not apply if such breach or misrepresentation is not curable), and (iii) such breach or misrepresentation would cause the conditions set forth in Section 6.2 incapable of being satisfied by the End Date; provided that the Company is not then in breach of its respective representations and warranties, covenants or agreements set forth in this Agreement such that any of the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied by the End Date;

     (h) by the Company, upon written notice to Parent, if the Company shall have entered into a definitive agreement to effect a Superior Offer in compliance with the provisions of Section 5.3 and this Article VII; or

     (i) by Parent, upon written notice to the Company, if the Company shall have entered into a definitive agreement to effect a Superior Offer.

     7.2. Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 will be effective immediately upon the delivery of a valid written notice of the terminating party to the other party hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no liability or obligation on the part of Parent, the Company, Parent’s Subsidiaries or their respective officers or directors, except (i) as set forth in Section 5.4(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful and material breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement, nothing in this Agreement shall relieve any party from liability for such willful and material breach.

     7.3. Fees and Expenses. In the event the Board of Directors of Company withholds, withdraws, amends or modifies the Company Board Recommendation following receipt of a Superior Offer and the Merger is not consummated, Company shall reimburse Parent for one-half of its reasonable and documented out-of-pocket legal, accounting and other advisory fees and expenses up to a maximum of $500,000; it being understood and agreed that, notwithstanding anything to the contrary contained herein, (x) Parent shall provide to the Company an accounting of all such costs within three Business Days of any request and (y) the effectiveness of any election by the Company to terminate this Agreement under the circumstances described in this sentence shall be conditioned upon the Company paying to Parent all of such out-of-pocket fees and expenses. In the event Parent or Company terminates this Agreement for any other reason, each party hereto shall be responsible for the payment of its fees and expenses incurred in connection with this Agreement, except for remedies of Parent and Company available under Section 8.7 hereof.

     7.4. Amendment; Waivers. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is duly executed and delivered by the Company and Parent. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

ARTICLE VIII
GENERAL PROVISIONS

     8.1. Interpretation; Certain Definitions.

     (a) Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Sections, such reference shall be to a section of this Agreement unless otherwise indicated. For purposes of this Agreement: (i) the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation;” (ii) the words “hereof,” “herein,” “hereto” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) references herein to “party” or “parties” shall mean a party or the parties to this Agreement unless the context provides otherwise; (iv) the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement; (v) the meaning assigned to each term defined herein shall be equally applicable to both the singular and the plural forms of such term, and words denoting any gender shall include all genders; (vi) a reference to any party to this Agreement or any other agreement or document shall include such party’s successors and permitted assigns; (vii) a reference to any Legal Requirement or to any provision of any Legal Requirement shall include any amendment to, and any modification or re-enactment thereof, any provision substituted therefor and all regulations and statutory instruments issued thereunder or pursuant thereto; (viii) all references to “$” or “dollars” shall be deemed references to United States dollars; and (ix) capitalized terms used and not defined in the exhibits, annexes and schedules attached to this Agreement shall have the respective meanings set forth in this Agreement.

     (b) Certain Definitions.

     (i) “Acquisition Proposal,” with respect to the Company, shall mean a (A) a merger, joint venture, partnership, consolidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company or (B) any other direct or indirect acquisition involving 50% or more of the total voting power of the Company, or all or substantially all of the total assets of the Company (provided, however, neither the transactions contemplated by this Agreement nor any other actual or proposed transaction involving Parent, Merger Sub or any of their affiliates shall be deemed an Acquisition Proposal).

     (ii) “Additional Assets” shall mean: (i) any cash royalties or other immediately available cash consideration received on or prior to June 30, 2010 pursuant to the agreement by and between the Company and Advanced Cell Technology, Inc. as acknowledged and agreed to by Embriome Sciences, Inc. dated July 14, 2008, to the extent such cash recoveries exceed those specifically related amounts set forth on Section 8.1(b)(ii) of the Company Disclosure Letter; (ii) any cash amounts collected from subtenants at the Company’s headquarters at 1301 Harbor Bay Parkway, Alameda, CA 94502, to the extent such cash recoveries exceed those specifically related amounts set forth on Section 8.1(b)(ii) of the Company Disclosure Letter; (iii) any other cash amounts received pursuant to the early termination of the lease at the Company’s headquarters at 1301 Harbor Bay Parkway, Alameda, CA 94502 to the extent such cash recoveries exceed those specifically related amounts set forth on Section 8.1(b)(ii) of the Company Disclosure Letter; (iv) any cash amounts collected from any other sale of assets listed on Section 4.1(b)(viii) of the Company Disclosure Letter not already specified in clauses (i) through (iii) of this sentence and not including any Genzyme Settlement Amount; (v) any expenses avoided as a result of the early termination of the lease at the Company’s headquarters at 1301 Harbor Bay Parkway, Alameda, CA 94502 to the extent such expenses are set forth on Section 8.1(b)(ii) of the Company Disclosure Letter; and (vi) any expenses set forth on Section 8.1(b)(ii) of the Company Disclosure Letter which are avoided or not incurred; notwithstanding clauses (i) through (vi) of this sentence, with respect to any other specific category of liability set forth on Section 8.1(b)(ii) of the Company Disclosure Letter, if the actual amount of such specifically-identified type of liability is lower than the applicable estimated amount set forth on Section 8.1(b)(ii) of the Company Disclosure Letter, then such excess amount shall be deemed to be part of “Additional Assets.”

     (iii) “Additional Liabilities” shall mean (i) any and all liabilities of the Company, contingent or otherwise (and for the avoidance of doubt (x) any amounts paid to current or former directors and officers of the Company in connection with the releases contemplated by Section 5.16 and (y) any amounts permitted to be paid under Section 4.1(b)(xv) of the Company Disclosure Letter), related to the business activities and operations of the Company prior to the Merger Effective Time, except as (but only to the extent) set forth as a quantified amount of liability set forth in Section 8.1(b)(ii) of the Company Disclosure Letter; it being understood and agreed for the avoidance of doubt that, with respect to any specific category of liability set forth on Section 8.1(b)(ii) of the Company Disclosure Letter, if the actual amount of such specifically-identified type of liability exceeds the applicable estimated amount set forth on Section 8.1(b)(ii) of the Company Disclosure Letter, then such excess amount shall be deemed to be part of “Additional Liabilities”; it further being understood that “Additional Liabilities” shall not include any liabilities fully insured against (but only to the extent in excess of any applicable deductible and below any payment cap) under Company’s insurance policies as in effect as of the Merger Effective Time; (ii) the expenses of the Avigen Representative (as set forth in Section 1.16) incurred in connection with this Agreement and (iii) the expenses of the Holder Representative (as defined in the agreement governing the Contingent Payment Rights and as set forth in Section 7.2 of such agreement) incurred prior to June 30, 2010.

     (iv) “Avigen Representative” means Andrew A. Sauter or any successor person thereto appointed in accordance with Section 1.16.

     (v) “Business Day” shall mean any day other than a Saturday, Sunday or one on which banks are authorized or permitted to close in New York, New York.

     (vi) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     (vii) “Company Balance Sheet” shall mean the balance sheet of the Company dated as of June 30, 2009 contained in the Company SEC Report filed with the SEC on August 10, 2009.

     (viii) “Company Common Stock” shall mean the common stock, par value $0.001, of the Company.

     (ix) “Company Material Adverse Effect” shall mean any fact, circumstance, event, change, effect or occurrence (“Effect”) that (i) has or would be reasonably likely to have a material adverse effect on the business or financial condition of the Company taken as a whole (taking into account that the Company has effectively ceased business operations and is preparing to liquidate in the event the Merger is not consummated) or (ii) would prevent the Company from consummating the Merger or the other transactions contemplated hereby, but, in the case of the foregoing clause (i), none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: (A) any adverse Effect generally affecting the industry in which the Company operates or conducts its business or the economy or the financial or securities markets in the United States or elsewhere in the world, including effects on such industries, economy or markets resulting from any regulatory an political conditions or developments or any natural disaster of any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (except in each case to the extent such changes disproportionately affect the Company); (B) any Effect reflecting or resulting from changes in Legal Requirements or GAAP or the interpretations thereof; (C) any adverse Effect resulting from actions or omissions of the Company which Parent has requested, to which Parent has consented or that are in compliance with the terms of this Agreement; (D) any adverse Effect resulting from any legal proceedings arising from allegations of breach of fiduciary duty relating to this Agreement or false or misleading public disclosure (or omission) in connection with this Agreement made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company); (E) any change in the market price or trading volume of the outstanding securities of the Company; (F) any failure by the Company to meet internal projections or forecasts or published revenue or earnings predictions for any period; (G) any adverse Effect arising directly or indirectly from or otherwise relating to any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; or (H) any adverse Effect resulting from the announcement or pendency of (1) the Merger or the proposal thereof (including the loss or departure of employees or adverse developments in relationships with customers, suppliers, distributors or other business partners) or (2) this Agreement and the transactions contemplated hereby.

     (x) “Company Scheduled Contract” shall mean:

     (1) any “material contracts” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which the Company is a party or by which the Company is bound;

     (2) any employment or consulting Contract to which the Company is a party or by which the Company is bound, other than those that are terminable by the Company without liability or financial obligations of over $10,000;

     (3) any Contract or plan to which the Company is a party or by which the Company is bound, including any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

     (4) any material agreement of indemnification to which the Company is a party or by which the Company is bound;

     (5) any Contract containing any covenant (A) limiting in any material respect the right of the Company to make use of any material Intellectual Property or (B) otherwise having an adverse effect on the assets or property of the Company;

     (6) any Contract pursuant to which the Company have continuing material obligations to jointly develop any material Intellectual Property that will not be owned, in whole or in part, by the Company and which may not be terminated without penalty upon notice of 90 days or less;

     (7) any Contract containing any material support, maintenance or service obligation on the part of the Company, other than those obligations that are terminable by the Company without liability or financial obligations of over $10,000;

     (8) any material Contract to which the Company is a party or by which the Company is bound requiring or licensing any third party to manufacture or reproduce any of the Company’s products, services or technology, including any component thereof, or any material Contract to sell, service or distribute any of the Company’s products, services or technology, except agreements terminable by the Company without liability or financial obligations of over $10,000;

     (9) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts to which the Company is a party or by which the Company is bound relating to the borrowing of money or extension of credit and that evidence indebtedness in excess of $10,000;

     (10) any material settlement agreement entered into by the Company since December 31, 2006;

     (11) any non-competition or non-solicitation agreements to which the Company is a party or by which the Company is bound;

     (12) any material collaboration agreements for drug programs to which the Company is a party or by which the Company is bound;

     (13) any material agreements to which the Company is a party or by which the Company is bound relating to preclinical and clinical studies and drug programs, including clinical trial agreements, investigator-sponsored clinical trial agreements, materials transfer agreements, feasibility agreements, sponsored research agreements, licenses and master services agreements; and

     (14) all insurance policies covering the Company or any of its Employees, properties or assets that are in full force and effect as of the date of this Agreement.

     (xi) “Contingent Payment Right” shall mean the contingent payment right substantially in the form attached as Exhibit H hereto, such contingent payment rights to be issued by Parent at the Merger Effective Time.

     (xii) “Contract” shall mean any written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature, as in effect as of the date hereof or as may hereinafter be in effect.

     (xiii) “Convertible Note” shall mean one of the convertible notes issued pursuant to the Indenture, such convertible notes to be issued by Parent at the Merger Effective Time.

     (xiv) “ERISA” shall mean the Employment Retirement Income Security Act of 1974, as amended.

     (xv) “Escrow Account” shall mean the escrow account established under the Escrow Agreement.

     (xvi) “First Payment Consideration” shall mean (A) $35,461,000 (the “Targeted First Payment Cash Amount”) divided by (B) the number of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time (as increased by any shares of Company Common Stock acquired pursuant to any derivative securities outstanding as of the Merger Effective Time); provided, however, that the Targeted First Payment Cash Amount will be: (i) reduced by $1 for every $1 by which the aggregate cash liquidation proceeds of the marketable securities and restricted investments held by the Company as of June 30, 2009 are less than $27,721,000 and (ii) increased by any Genzyme Settlement Amount.

     (xvii) “Genzyme Settlement Amount” shall mean (A) in the event of a transaction of the type referred to in Section 4.1(b)(viii)(a), the amount received by the Company pursuant to Section 4.1(b)(viii)(a) or (B) in the event of a transaction of the type referred to in Section 4.1(b)(viii)(b), the amount received by the Company pursuant to Section 4.1(b)(viii)(b), less 50% of the amount received by the Company pursuant to Section 4.1(b)(viii)(b) above $6 million.

     (xviii) “Indenture” shall mean the indenture substantially in the form attached as Exhibit I hereto, by and between Parent and American Stock Transfer & Trust Co., LLC, as trustee, dated as of the Closing Date pursuant to which the Convertible Notes are to be issued.

     (xix) “Knowledge” shall mean, with respect to any matter in question, the applicable party (including in the case of a corporation, any of its directors or executive officers) having actual knowledge or deemed to have knowledge of any piece of information that could be discerned pursuant to a reasonable investigation.

     (xx) “Legal Requirements” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

     (xxi) “Liens” shall mean all pledges, claims, liens, charges, encumbrances, options and security interests of any kind or nature whatsoever, including any restriction on the right to vote, possess, use, sell, transfer or otherwise dispose of such capital stock or other ownership interests, except for restrictions imposed by applicable securities laws.

     (xxii) “Made Available” shall mean (A) with respect to any documents or other materials relating to the Company, that such documents or materials were either (x) actually provided by a representative of the Company to a representative of Parent, (y) located in the electronic on-line data room organized by the Company in connection with the diligence investigation conducted by Parent or (z) filed with the SEC or otherwise made available publicly, and (B) with respect to any documents or other materials relating to Parent or Merger Sub, that such documents or materials were either (x) actually provided by a representative of Parent to a representative of the Company, (y) located in the electronic on-line data room organized by Parent in connection with the diligence investigation conducted by the Company or (z) filed with the SEC or otherwise made available publicly.

     (xxiii) “Merger Effective Time” shall mean the time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or such time as otherwise specified in the Certificate of Merger.

     (xxiv) “Parent Balance Sheet” shall mean the balance sheet of Parent dated as of March 31, 2009 contained in the Company SEC Reports filed with the SEC on May 15, 2009.

     (xxv) “Parent Common Stock” shall mean the common stock, par value $0.001, of Parent.

     (xxvi) “Parent Material Adverse Effect” shall mean any Effect that (i) has or would be reasonably likely to have a material adverse effect on the business, results of operations or financial condition of Parent and its Subsidiaries taken as a whole or (ii) would prevent Parent or Merger Sub from consummating the Merger or the other transactions contemplated hereby, but, in the case of the foregoing clause (i), none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Parent Material Adverse Effect: (A) any adverse Effect generally affecting the industry in which Parent operates or conducts its business or the economy or the financial or securities markets in the United States or elsewhere in the world, including effects on such industries, economy or markets resulting from any regulatory an political conditions or developments or any natural disaster of any acts of terrorism, sabotage, military action or war (whether or not declared) or any escalation or worsening thereof (except in each case to the extent such changes disproportionately affect Parent or its Subsidiaries); (B) any Effect reflecting or resulting from changes in Legal Requirements or GAAP or the interpretations thereof; (C) any adverse Effect resulting from any legal proceedings arising from allegations of breach of fiduciary duty relating to this Agreement or false or misleading public disclosure (or omission) in connection with this Agreement made or brought by any of the current or former stockholders of Parent (on their own behalf or on behalf of Parent); (D) any change in the market price or trading volume of the outstanding securities of Parent; (E) any failure by Parent to meet internal projections or forecasts or published revenue or earnings predictions for any period; (F) any adverse Effect arising directly or indirectly from or otherwise relating to any act of God, any act of terrorism, war or other armed hostilities, any regional, national or international calamity or any other similar event; or (G) any adverse Effect resulting from the announcement or pendency of (1) the Merger or the proposal thereof (including the loss or departure of employees or adverse developments in relationships with customers, suppliers, distributors or other business partners) or (2) this Agreement and the transactions contemplated hereby.

     (xxvii) “Permitted Liens” means (a) the lien of current real and personal property taxes incurred but not yet due and payable, (b) materialmen’s or similar liens or obligations arising in the ordinary course of business securing obligations not yet due and payable or (c) purchase money security interests or similar liens arising in the ordinary course of business not to exceed $25,000 in the aggregate.

     (xxviii) “Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

     (xxix) “Registered” shall mean issued by, registered with, renewed by or the subject of a pending application before any Governmental Entity or Internet domain name registrar.

     (xxx) “Second Payment Consideration” shall equal (A) the amount remaining in the Escrow Account following satisfaction of the Demand Amount (as such amount may be reduced to the Selected Amount) divided by (B) the number of shares of Company Common Stock outstanding immediately prior to the Merger Effective Time (as increased by any shares of Company Common Stock acquired pursuant to any derivative securities outstanding as of the Merger Effective Time).

     (xxxi) “Subsidiary” shall mean any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

     (xxxii) “Superior Offer,” with respect to the Company, shall mean a bona fide written Acquisition Proposal pursuant to which a Third Party would own, if consummated, at least 50% of the outstanding capital stock of the Company (or of the surviving entity in a merger or the direct or indirect parent of the surviving entity in a merger) or at least 50% of the assets of the Company, on terms that the Board of Directors of the Company in good faith concludes (after consultation with its outside legal counsel and its financial adviser), taking into account all aspects of such Acquisition Proposal, including, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, would if consummated result in a transaction that is more favorable from a financial point of view to the Company’s stockholders (in their capacities as stockholders) than the Merger and is reasonably capable of being consummated on the terms proposed.

     (xxxiii) “Tax” or, collectively, “Taxes” shall mean any and all U.S. federal, state, local and non-U.S. taxes, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts.

     (xxxiv) “Tax Return” shall mean any report, return (including information return), claim for refund, election, estimated tax filing or declaration relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

     (xxxv) “Tax Sharing Agreement” shall mean an agreement binding the Company that provides for the allocation, apportionment, sharing or assignment of any Tax liability or benefit; provided, however, that the following agreements shall be disregarded: (i) commercially reasonable agreements providing for the allocation or payment of real property Taxes attributable to real property leased or occupied by the Company and (ii) commercially reasonable agreements for the allocation or payment of personal property Taxes, sales or use Taxes or value added Taxes with respect to personal property leased, used, owned or sold in the ordinary course of business.

     (xxxvi) “Taxing Authority” shall mean a Governmental Entity responsible for the administration of a Tax.

     (xxxvii) “Third Party” shall mean any Person (other than the Company’s financial and legal advisors) that is not directly or indirectly affiliated with Parent and that is not a representative of any other Person that is a Third Party.

     (xxxviii) “Trust Agreement” shall mean the trust agreement substantially in the form of Exhibit J hereto by and between Parent and American Stock Transfer & Trust Co., LLC, as trustee, dated as of the Closing Date.

     8.2. Non-Survival of Representations and Warranties. The representations, warranties and covenants of the Company, Parent and Merger Sub contained in this Agreement, or any instrument delivered pursuant to this Agreement, shall terminate at the Merger Effective Time, except that Section 5.11 and this Article VIII shall survive the Merger Effective Time.

     8.3. Notices. All notices and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) on the date of delivery, if delivered personally or by facsimile, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier services or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid, to the parties to this Agreement at the following address or to such other address either party to this Agreement shall specify by notice to the other party:

(a)	if to Parent or Merger Sub, to:

MediciNova, Inc.
4350 La Jolla Village Drive, Suite 950
San Diego, CA 92122
Attention: Chief Financial Officer
Telephone No.: (858) 373-1500
Facsimile No.: (858) 373-7000

with copies to:

Dechert LLP
1775 I Street, N.W.
Washington, D.C. 20006
Attention: David E. Schulman
Telephone No.: (202) 261-3300
Facsimile No.: (202) 261-3333

(b)	if to the Company, to:

Avigen, Inc.
1301 Harbor Bay Parkway
Alameda, CA 94502
Attention: Chief Executive Officer
Telephone No.: (510) 748-7150
Facsimile No.: (510) 749-7155

with copies to:

Cooley Godward Kronish LLP
Five Palo Alto Square
3000 El Camino Road
Palo Alto, CA 94305
Attention: Brett D. White
Telephone No.: (650) 843-5000
Facsimile No.: (650) 849-7400

(c)	if to Avigen Representative, to:

Andrew A. Sauter
1301 Harbor Bay Parkway
Alameda, CA 94502
Telephone No.: (510) 748-7150
Facsimile No.: (510) 748-7285

     8.4. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     8.5. Entire Agreement; Third-Party Beneficiaries. This Agreement and all exhibits and attachments hereto, including the Certificate of Designations, Exchange Agreement, Company Disclosure Letter, Parent Disclosure Letter and Confidentiality Agreement, (i) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement and (ii) are not intended to confer upon any other Person any rights or remedies hereunder.

     8.6. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be invalid, illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to negotiate in good faith to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

     8.7. Other Remedies; Specific Performance.

     (a) Other Remedies. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

     (b) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     8.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

     8.9. Jurisdiction. Each of the parties hereto irrevocably and unconditionally agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Legal Requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts.

     8.10. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

     8.11. Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Any purported assignment in violation of this Section 8.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     8.12. Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED BY THE PARTIES IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

*****

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized respective officers as of the date first written above.

MEDICINOVA, INC.

By:	/s/ Shintaro Asako
	Name:	Shintaro Asako
	Title:	Chief Financial Officer

ABSOLUTE MERGER, INC.

By:	/s/ Shintaro Asako
	Name:	Shintaro Asako
	Title:	Chief Executive Officer

AVIGEN, INC.

By:	/s/ Andrew Sauter
	Name:	Andrew Sauter
	Title:	Chief Executive Officer and Chief
Financial Officer

List of Omitted Exhibits

Pursuant to Item 601(b)(2) of Regulation S-K, Avigen, Inc. hereby agrees to furnish supplementally a copy of any omitted exhibit identified below to the Securities and Exchange Commission upon request.

OMITTED EXHIBITS

Exhibit A	Exchange Agent Agreement
Exhibit B	Escrow Agreement
Exhibit C	Company Disclosure Letter
Exhibit D	Parent Disclosure Letter
Exhibit E	Confidentiality Agreement
Exhibit F	Releases
Exhibit G	Amendment to Management Transition Plan
Exhibit H	Contingent Payment Right
Exhibit I	Indenture governing the Convertible Notes
Exhibit J	Trust Agreement